EXHIBIT 99.1

inter&co

Interim condensed consolidated statements

March 31, 2026

1Q2026

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Interim condensed consolidated financial statement March 31, 2026

1

Interim condensed consolidated financial statement March 31, 2026
Management Statement
Inter&Co
Inter&Co, Inc. (Inter&Co, the Company, and, together with its consolidated subsidiaries, Grupo Inter, Grupo or Inter) is a holding company incorporated in the Cayman Islands with limited liability. The Company has its shares listed on Nasdaq, the US stock exchange, under the ticker INTR, and its BDRs listed on B3 under the ticker INBR32. Inter&Co is the controlling company of Grupo Inter and indirectly holds all the shares of Banco Inter.
Inter
Inter provides financial and e-commerce services, with features offered in a financial super app that includes banking, investments, credit, insurance, and cross-border services, as well as a marketplace that brings together the best retailers from Brazil and the United States.
In compliance with the provisions of Article 133 of Law No. 6,404/1976, as amended by Law No. 15,177 of July 23, 2025, Banco Inter S.A. adopts policies and practices aimed at promoting equity, diversity, and equal opportunities in the corporate environment.
Banco Inter S.A. has internal policies and human resource management guidelines that ensure objective, transparent, and non-discriminatory criteria for hiring, development, compensation, and filling positions, including management positions, observing best corporate governance practices and applicable legislation.
Operating highlights
Customers
As of March 31, 2026 we surpassed a total of 44.0 million customers. The activation rate reached 58.6%, an increase of 1.4 percentage points when compared to March 31, 2025.
Loan Portfolio
The balance of loan operations reached R$49.8 billion, representing a positive variation of 3.3% compared to December 31, 2025.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes, secured real estate notes and financial notes, totaled R$69.1 billion, 0.2% higher than the amount recorded on December 31, 2025.
Economic and financial highlights
Net income
As of March 31, 2026, the net profit of the controlling shareholders was R$394.8 million million, representing an increase of 37.8% compared to the same period in 2025.
Revenues
As of March 31, 2026, revenues reached R$2.4 billion, marking an increase of 32.8% compared to the same period in 2025.
Administrative expenses and Personnel
As of March 31, 2026, administrative and personnel expenses totaled R$902.7 million, an increase of 18.3% compared to the same period in 2025.
Equity highlights
Total assets
Total assets reached R$99.1 billion as of March 31, 2026, an increase of 0.5% compared to December 31, 2025.

2

Interim condensed consolidated financial statement March 31, 2026
Shareholder’s equity
Shareholder’s equity totaled R$10.4 billion, a growth of 0.2% compared to December 31, 2025.
Inter adopts a capital remuneration policy by distributing interest on equity in the same proportion as their share of the capital, calculated in accordance with current legislation. This interest, net of withholding income tax, is included in the calculation of mandatory dividends for the fiscal year as stipulated in the Articles of Association and Article 202 of Law No. 6,404/1976.
Relationship with the independent auditors
The Company informs that it has a policy with requirements for contractual risk analysis, which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects, and commitment to the independence of the contracting process, thus ensuring compliance between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of independent and internal audits, including verifying compliance with legal and regulatory provisions applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an assessment of the work performed, encompassing any service that is not an independent audit of the consolidated financial statements. This assessment is based on applicable regulations and accepted principles that preserve auditor independence. The acceptance and performance of professional services unrelated to the audit of the financial statements by the independent auditors during the period ended March 31, 2026, did not affect the independence and objectivity in the conduct of the audit examinations performed at Inter&Co, Inc. Information regarding the independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, March 6, 2026.
The Management.

3

KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br

Report on review of the condensed consolidated interim financial information

To the Shareholders, Board of Directors and Directors of

Inter & Co, Inc.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Inter & Co, Inc. ("Company") as of March 31, 2026, the interim condensed consolidated statements of income and comprehensive income, changes in equity and cash flows for the three month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of this interim condensed consolidated financial statements in accordance with IAS 34, ´Interim Financial Reporting´. Our responsibility is to express a conclusion on this interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Interim Financial Information Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

4

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at March 31, 2026, is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting.

Belo Horizonte, May 06, 2026

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by
Marco Antonio Pontieri
Accountant - CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

5

Interim condensed consolidated financial position As of March 31,2026 and December 31,2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	03/31/2026	12/31/2025
Assets
Cash and cash equivalents	8	4,296,629	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,757,076	4,600,218
Deposits at Central Bank of Brazil		7,887,762	7,867,658
Securities, net of provisions for expected credit losses	10	27,340,856	29,010,323
Derivative financial assets	11	31,548	58,915
Loans and advances to customers, net of provisions for expected credit losses	12	46,485,365	45,251,104
Property and equipment	13	363,622	381,404
Intangible assets	14	2,100,275	2,023,939
Deferred tax assets	32.c	1,916,947	1,789,304
Other assets	15	3,890,100	3,827,140
Total assets		99,070,180	98,611,518

Liabilities
Deposits from customers	16	54,150,905	54,883,084
Deposits from banks	17	15,730,114	14,585,704
Securities issued	18	14,998,709	14,127,144
Derivative financial liabilities	11	70,319	54,114
Borrowings and on-lending	19	736,183	817,495
Tax liabilities	20	299,311	815,527
Income tax and social contribution		174,872	675,438
Other tax liabilities		124,439	140,089
Provisions	21	227,019	265,455
Deferred tax liabilities	32.c	43,589	40,923
Other liabilities	22	2,400,301	2,629,110
Total liabilities		88,656,450	88,218,556

Equity
Share capital	23.a	13	13
Reserves	23.b	11,115,869	10,971,176
Other comprehensive loss	23.c	(920,933)	(801,600)
Equity attributable to owners of the Company		10,194,949	10,169,589
Non-controlling interest	23.f	218,781	223,373
Total equity		10,413,730	10,392,962

Total liabilities and equity		99,070,180	98,611,518

The notes are an integral part of the consolidated condensed interim financial information

6

Interim condensed consolidated statements of income As of March 31,2026 and 2025 (Amounts in thousands of Brazilian reais, except for earnings per share)

	Note	03/31/2026	03/31/2025
Interest income	24	2,569,450	1,806,870
Interest expenses	24	(1,751,480)	(1,179,020)
Income from securities, derivatives and foreign exchange	25	1,063,780	734,744
Net interest income and income from securities, derivatives and foreign exchange		1,881,750	1,362,593

Net revenues from services and commissions	26	496,033	459,924
Expenses from services and commissions		(45,739)	(40,811)
Other revenues	27	108,943	56,093
Revenues		2,440,986	1,837,800

Impairment losses on financial assets	28	(781,268)	(513,681)
Revenues net of impairment losses on financial assets		1,659,718	1,324,119

Administrative expenses	29	(617,898)	(528,200)
Personnel expenses	30	(284,777)	(234,873)
Tax expenses	31	(186,559)	(136,056)
Depreciation and amortization		(93,367)	(67,445)
Profit before income tax		477,118	357,545

Income tax	32	(59,571)	(50,759)

Net income attributable to shareholders of the company and non-controlling interests		417,547	306,786
Non-controlling interests		(22,759)	(20,197)
Net income attributable to shareholders of the company		394,788	286,589

Earnings per share
Basic earnings per share	23.e	0.89	0.65
Diluted earnings per share	23.e	0.89	0.65

The notes are an integral part of the consolidated condensed interim financial information

7

Interim condensed consolidated statements of comprehensive income As of March 31,2026 and 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	03/31/2026	03/31/2025

Net income attributable to shareholders of the company	394,788	286,589
Non-controlling interest	22,759	20,197
Net income attributable to shareholders of the company and non-controlling interests	417,547	306,786

Items that are or may be subsequently to the income statement

Changes in fair value - financial assets at FVOCI	(54,314)	11,947
Tax effect	15,900	(44,061)
Net change in fair value - financial assets at FVOCI	(38,414)	(32,114)

Hedge of investments abroad	59,780	88,284
Tax effect	(23,454)	(35,135)
Investment hedge in foreign operations	36,326	53,149

Cash flow hedge	17,906	(3,476)
Tax effect	(8,057)	(185)
Cash flow hedge	9,849	(3,661)

Foreign exchange differences on the translation of foreign operations	(127,094)	(104,512)

Other comprehensive income (loss) that may be reclassified subsequently to the Statements of income	(119,333)	(87,138)

Total comprehensive income for the year	298,214	219,648

Allocation of comprehensive income
To shareholders of the company	275,455	199,451
To non-controlling interest	22,759	20,197

The notes are an integral part of the consolidated condensed interim financial information

8

Interim condensed consolidated cash flow statements As of March 31,2026 and 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	03/31/2026	03/31/2025
Operating activities
Net income attributable to shareholders of the company		394,788	286,589
Non-controlling interest		22,759	20,197
Adjustments to profit (loss)
Depreciation and amortization		93,367	67,445
Impairment losses on financial assets	28	781,268	513,681
Expenses with provisions for contingencies	21.a	19,456	11,761
Provisions/ (Reversals) for loss of assets		—	(10,766)
Capital gains (losses)	27	1,639	1,952
Income tax and social contribution	32.a	59,571	50,759
Provision for performance fees	27	(11,325)	(9,130)
Effect of the exchange rate variation on cash and cash equivalents	25	3,509	(16,485)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil		(20,104)	(362,836)
Loans and advances to customers		(2,072,519)	(2,137,078)
Amounts due from financial institutions		(167,238)	(400,438)
Securities		2,157,763	(178,376)
Derivative financial assets		27,367	(7,600)
Other assets		(19,740)	(109,770)
Increase/ (decrease) in:
Deposits from customers		(732,179)	844,539
Deposits from banks		1,144,410	2,488,106
Securities issued		871,565	807,750
Derivative financial liabilities		93,891	(65,379)
Borrowings and on-lending		(81,312)	269,029
Tax liabilities		(575,208)	(298,391)
Provisions		(14,839)	56,927
Other liabilities		(376,773)	(405,446)
Income tax paid		(146,538)	(74,086)
Net cash from operating activities		1,453,578	1,342,954

Cash flow from investing activities
(Acquisition) of property and equipment		(5,460)	(6,602)
(Acquisition) of intangible assets		(148,996)	(141,423)
(Acquisition) of financial assets at fair value through other comprehensive income		(2,110,346)	(3,379,192)
Proceeds from sale of financial assets at FVOCI		1,615,952	2,887,496
(Acquisition) of financial assets at amortized cost		(33,742)	(89,040)
Proceeds from sale of financial assets at amortized cost		10,525	8,023
Net cash from (used in) investing activities		(672,067)	(720,738)

Cash flow from financing activities
Dividends and interest on shareholders' equity paid		(293,901)	(208,146)
Repurchase of treasury shares		—	121
Resources to non-controlling shareholders		11,015	(80,482)
Net cash from (used in) financing activities		(282,886)	(288,507)

Increase in cash and cash equivalents		498,625	333,709
Cash and cash equivalents at the beginning of the period	8	3,801,513	1,108,394
Effect of the exchange rate variation on cash and cash equivalents		(3,509)	16,485
Cash and cash equivalents at the end of the period		4,296,629	1,458,588

The notes are an integral part of the consolidated condensed interim financial information

9

Interim condensed consolidated statements of changes in equity As of March 31,2026 and December 31,2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the year	—	—	—	286,589	—	286,589	20,197	306,786
Proposed allocations:
Constitution/ reversion of reserves	—	286,589	—	(286,589)	—	—	—	—
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(4,553)	(208,146)
Foreign exchange differences on the translation of foreign operations	—	—	(104,512)	—	—	(104,512)	—	(104,512)
Gains and losses - Hedge	—	—	(36,514)	—	—	(36,514)	—	(36,514)
Net change in fair value - financial assets at FVOCI	—	—	53,888	—	—	53,888	—	53,888
Share-based payment transactions	—	(14,010)	—	—	14,010	—	—	—
Reflex reserve	—	9,402	—	—	—	9,402	—	9,402
Repurchase of treasury shares	—	28,850	—	—	(28,729)	121	—	121
Others	—	—	—	—	—	—	(80,482)	(80,482)
Balance as of March 31, 2025	13	9,901,230	(985,968)	—	(14,719)	8,900,556	112,294	9,012,850

Balance as of December 31, 2025	13	10,971,176	(801,600)	—	—	10,169,589	223,373	10,392,962
Profit for the year	—	—	—	394,788	—	394,788	22,759	417,547
Proposed allocations:
Constitution/ reversal of reserves	—	394,788	—	(394,788)	—	—	—	—
Interest on equity / dividends	—	(259,583)	—	—	—	(259,583)	(34,318)	(293,901)
Foreign exchange differences on the translation of foreign operations	—	—	(127,094)	—	—	(127,094)	—	(127,094)
Gains and losses - Hedge	—	—	46,175	—	—	46,175	—	46,175
Net change in fair value - financial assets at FVOCI	—	—	(38,414)	—	—	(38,414)	—	(38,414)
Share-based payment transactions	—	7,449	—	—	—	7,449	—	7,449
Reflex reserves	—	15	—	—	—	15	—	15
Others	—	2,024	—	—	—	2,024	6,967	8,991
Balance as of March 31, 2026	13	11,115,869	(920,933)	—	—	10,194,949	218,781	10,413,730
The notes are an integral part of the consolidated condensed interim financial information

10

Notes to the interim condensed consolidated financial statement As of March 31,2026
Notes to the interim condensed consolidated financial statement
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Grupo Inter", or "Company") is the holding company of Grupo Inter, incorporated in the Cayman Islands, a limited liability company exempt from taxation and registered as a foreign issuer with the U.S. Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission (CVM).
Inter&Co's Class A common shares are traded on Nasdaq under the ticker symbol "INTR," and the depositary receipts backed by these shares (Level II BDRs) are publicly traded on B3 - Brasil, Bolsa e Balcão under the ticker symbol "INBR32".
As of March 31, 2026, its main operating subsidiaries were::
•Inter Holding Financeira S.A.: a direct subsidiary domiciled in Brazil, whose main activity is to hold 100% of the share capital of Banco Inter S.A. (Banco Inter).
•Inter Marketplace Intermediação de Negócios e Serviços Ltda.: a directly owned subsidiary in Brazil whose purpose is to operate the Group's marketplace platform, connecting customers to a wide range of non-financial third-party products and services. Its main products include an e-commerce marketplace, gift card offerings, telephony services via Mobile Virtual Network Operator (MVNO) Inter Cel, airline ticket sales, among others.
•Inter US Holding Inc.: a direct subsidiary domiciled in the United States. Its purpose is to coordinate the Group's North American operations.
Inter&Co and all its subsidiaries are presented collectively as the "Group" or "Inter," reflecting the integrated operations of the economic conglomerate.
Operating as a digital platform for individuals and businesses, Inter offers a wide range of integrated financial services and solutions in a Super App, such as: credit cards, checking accounts, investments, insurance, mortgage loans, payroll loans, business loans, and a marketplace for non-financial services, among others. Operations are conducted in an integrated manner through the Super App, providing customers with a unified digital experience for managing their finances and daily activities.
2.Basis for preparation
a.Compliance statement
The Group's consolidated interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).
These consolidated interim financial statements have been prepared following a basis of preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc., as of December 31, 2025, and are therefore intended only to provide an update of the content of the latest financial statements and should be read as a whole, in accordance with IAS 34.
This consolidated condensed interim financial information has been authorized for issuance by the Board of Directors on March 6, 2026.

11

Notes to the interim condensed consolidated financial statement As of March 31,2026
b.Functional and presentation currency
The consolidated condensed interim financial information is presented in Brazilian reais (R$). The functional currency of the Group companies is shown in explanatory note 4a, reflecting the currency in which the prices of goods and services are determined and generally settled. All amounts have been rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing the consolidated condensed interim financial information, Management used judgment, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed continuously and the impacts of changes in estimates are recognized prospectively. The main significant judgments made by management in applying the Group's accounting policies and the sources of uncertainty in the estimates are described below:
Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee;
•Classification of financial assets (see notes 6 and 7): whether such assets meet the criteria for payment of principal and interest only (SPPJ test) and their respective classification (amortized cost, fair value through comprehensive income or fair value through profit or loss); and
•Equity method: if Inter&Co has significant influence over an investee.
Estimates
Estimates carry a significant risk and could materially affect the values of assets and liabilities in future periods, and actual results may differ from those based on such estimates. The main items susceptible to impacts from estimates are disclosed below and are related to the following explanatory notes:
•Classification of financial assets (see notes 6 and 7): assessment of the business model in which the assets are held and assessment of whether the contractual terms of the financial asset refer only to principal and interest payments (SPPJ test);
•Business combination (see note 4b): determination of the fair values of assets acquired and liabilities assumed in business combinations;
•Impairment test of intangible assets and goodwill (see note 14): for impairment testing purposes, each investee entity was considered a cash-generating unit (“CGU”);
•Deferred tax asset (see note 32): the expectation of realization of the deferred tax asset is based on projections of future taxable profits and other technical studies;
•Provision for expected credit losses (see notes 12d and 21): Measuring provisions for expected credit losses on financial assets measured at amortized cost requires the use of complex quantitative models and assumptions about future macroeconomic conditions and credit behavior. Several significant judgments are also required to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria for assessing a significant increase in credit risk; selecting appropriate quantitative models and assumptions to measure expected credit loss; and establishing different prospective scenarios and their weighting, among others; and
•Provisions (see note 21): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered relate to the probability and magnitude of resource outflows.

12

Notes to the interim condensed consolidated financial statement As of March 31,2026
3.New accounting standards recently issued
New or revised accounting pronouncements adopted in 2026
The following standards, new or revised, have been issued by the IASB and adopted by the Group for the periods covered by this consolidated condensed interim financial information.
•Changes to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures: issued in May 2024, the changes and clarifications relate to the write-off of financial liabilities through electronic systems, the assessment of the contractual characteristics of cash flow in the classification (SPPI Test), such as: financial assets linked to ESG (Environmental, Social and Governance) among other financial instruments. In addition, further disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. Management did not identify any relevant impacts on its consolidated condensed interim financial information, considering the instruments currently recognized by the Group.
•Changes to IFRS 7 – Derecognition Gains and Losses: the changes aim to: disclose deferred differences between fair value and transaction price, and change the classification and measurement of financial instruments, effective from January 1, 2026. Management has not identified any material impacts on its consolidated condensed interim financial information, considering the instruments currently recognized by the Group.
•Changes to IAS 7 – Statement of Cash Flows: the main change refers to the clarification of paragraph 37, establishing that, when accounting for an investment in an associate, a joint venture, or a subsidiary using the equity method or the cost method, the investor restricts its presentation in the statement of cash flows to cash flows between itself and the investee, for example, dividends and advances. Effective from January 1, 2026. Management has not identified any significant impacts of these changes on its consolidated condensed interim financial information.
•Changes to IFRS 10 – Consolidated Financial Statements: aim to define control and provide transition guidance after the application of the new concept, as well as clarifications on the sale or contribution of assets between related entities, effective from January 1, 2026. Management has not identified any significant impacts of these changes on its consolidated condensed interim financial information.
•Changes to IFRS 9 – Financial Instruments: includes clarifications on the derecognition of lease liabilities and their implications, effective from January 1, 2026. Management has not identified any significant impacts from these changes on its consolidated condensed interim financial information.
Other new rules and interpretations have been issued, but have not yet come into effect
•IFRS 18 - Presentation and Disclosure in Financial Statements: issued in April 2024, it replaces IAS 1 and introduces additional requirements for financial statements with the aim of improving information for shareholders. It defines three categories for income and expenses: operating, investing, and financing, in addition to including new subtotals. The standard also provides guidance on the disclosure of performance indicators defined by management and includes specific requirements for companies in the banking and insurance sectors. IFRS 18 will come into effect on January 1, 2027, and Management is evaluating the effects of adopting this standard on the Group's consolidated condensed interim financial information.
•IFRS 19 – Subsidiaries without Public Responsibility - Disclosures: issued in May 2024, this standard defines that a subsidiary without public responsibility may provide reduced disclosures when applying IFRS accounting standards to its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and management is evaluating the effects of adopting this standard.

13

Notes to the interim condensed consolidated financial statement As of March 31,2026
4.Material accounting policies
The main accounting practices adopted in the preparation of this consolidated condensed interim financial information are the same as those disclosed in the consolidated financial statements for the year ended December 31, 2025.
Basis for consolidation
The table below shows the shareholdings held in the subsidiaries:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					03/31/2026	12/31/2025
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	13,196,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc,	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brazil	100.00%	100.00%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	Marketplace	16,984,271,386	BRL	Brazil	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada	Investment Fund	578,818,031	BRL	Brazil	100.00%	100.00%
Inter&Co Solutions	Provision of services	16,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Assets – Sociedade Prestadora de Serviços de Ativos Virtuais Ltda.	Virtual Asset Brokerage	6,000,000	BRL	Brazil	100.00%	100.00%

Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros S.A.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
Spark Fundo de Investimento Financeiro Multimercado Crédito Privado Investimento no Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	9,906,355	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	109,778	BRL	Brazil	96.58%	97.86%
Acerto Cobrança e Informações Cadastrais S.A. (a)	Provision of services	60,000,000,000	BRL	Brazil	80.00%	60.00%
Inter&Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda (b)	Asset management	1,059,488	BRL	Brazil	99.91%	70.87%
Inter Café Ltda.	Provision of services	20,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	9,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter Securities LLC	Provision of services	—	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda.	Provision of services	9,896,122,671	BRL	Brazil	100.00%	100.00%
Inter Pag Instituição de Pagamento S.A.	Provision of services	1,654,582,386	BRL	Brazil	100.00%	100.00%
Inter Us Advisors, LLC	Asset management	—	US$	USA	100.00%	100.00%
Inter Hedge Fundo de Investimento Imobiliário	Investment Fund	19,973,705	BRL	Brazil	100.00%	100.00%
Inter Oportunidade Imobiliária Fundo de Investimento	Investment Fund	1,637,906	BRL	Brazil	58.50%	63.78%
(a) On March 16, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 20% of the total share capital of Acerto Cobrança e Informações Cadastrais S.A., for R$18,350, as previously approved by the Central Bank of Brazil (BACEN) in an official letter sent on February 23, 2026. Furthermore, on April 13, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 20%. The completion of the transaction is subject to approval by the Central Bank of Brazil, see explanatory note 35 - Subsequent Events; and
(b) On January 9, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 29.05% of the total share capital of Inter Asset Gestão de Recursos Ltda., for R$ 35,180, as previously approved by BACEN in an official letter sent on November 10, 2025. As a result of the acquisition, Banco Inter came to hold 99.91% of Inter Asset Gestão de Recursos Ltda., an independent asset management, securities portfolio management, and wealth management firm.

14

Notes to the interim condensed consolidated financial statement As of March 31,2026
5.Operating segments
The operating segments are disclosed based on internal information used by the principal responsible for operational decisions to allocate resources and evaluate performance. The principal responsible for operational decisions, including allocating resources, evaluating the performance of operating segments, and making strategic decisions for Inter&co, is the CEO in conjunction with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out with terms and rates consistent with those practiced with third parties, when applicable. The Group does not have any client responsible for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as checking accounts, debit and credit cards, deposits, loans, customer advances, debt collection activities, and other services provided to customers, primarily through the Inter app. Also included in this segment are foreign exchange services, intercountry remittances, including the Global Account digital solution, smart card payment solutions (including Inter Pag), along with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the purchase, sale, and custody of securities, structuring and distribution of securities in the capital market, and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues are mainly derived from commissions and management fees charged to investors for these services.
c.Insurance Brokerage
This segment, insurance products are offered that are underwritten by insurance companies with which Inter has agreements (“partner companies”), including guarantees, life, property and auto insurance, and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. Insurance sales commission revenues, net of cancellations, are recognized in the income statement when the services are effectively rendered, i.e., upon completion of the sale to the client, when the performance obligation is fulfilled.
d.Inter Shop
This segment includes sales of goods and/or services to Inter's clients through its partners, via our digital platform; as well as the initiative to offer BNPL (Buy Now Pay Later) operations to clients. Segment revenues substantially comprise commissions received from sales and/or the provision of these services.

15

Notes to the interim condensed consolidated financial statement As of March 31,2026
Segment information

	03/31/2026
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	2,531,293	7,151	—	18,491	2,556,935	22,740	(10,225)	2,569,450
Interest expenses	(1,772,187)	(5,197)	—	—	(1,777,384)	(8,201)	34,105	(1,751,480)
Income from securities, derivatives and foreign exchange	980,950	23,918	3,431	15,977	1,024,276	90,646	(51,142)	1,063,780
Net interest income and income from securities, derivatives and foreign exchange	1,740,056	25,872	3,431	34,468	1,803,827	105,185	(27,262)	1,881,750

Net revenues from services and commissions	324,640	33,238	72,699	61,770	492,347	16,229	(12,543)	496,033
Expenses from services and commissions	(19,449)	—	(23,060)	(3,230)	(45,739)	—	—	(45,739)
Other revenues	111,909	11,258	10,175	10,179	143,521	44,965	(79,543)	108,943
Revenues	2,157,156	70,368	63,245	103,187	2,393,956	166,379	(119,348)	2,440,986

Impairment losses on financial assets	(780,130)	321	—	—	(779,809)	(1,459)	—	(781,268)
Administrative expenses	(572,052)	(19,015)	(3,034)	(17,582)	(611,683)	(18,758)	12,543	(617,898)
Personnel expenses	(219,364)	(21,967)	(5,738)	(13,045)	(260,114)	(24,663)	—	(284,777)
Tax expenses	(120,287)	(4,393)	(6,847)	(14,090)	(145,617)	(40,942)	—	(186,559)
Depreciation and amortization	(86,717)	(1,549)	(591)	(2,691)	(91,548)	(1,819)	—	(93,367)
Profit before income tax	378,606	23,765	47,035	55,779	505,185	78,738	(106,805)	477,118

Income tax	(13,216)	(7,131)	(15,317)	(23,727)	(59,391)	(180)	—	(59,571)

Net income attributable to shareholders of the company and non-controlling interests	365,390	16,634	31,718	32,052	445,794	78,558	(106,805)	417,547
Non-controlling interest	(4,764)	(4)	(12,691)	(5,300)	(22,759)	—	—	(22,759)
Net income attributable to shareholders of the company	360,626	16,630	19,027	26,752	423,035	78,558	(106,805)	394,788

	03/31/2026
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	97,194,344	809,258	401,460	794,034	99,199,096	4,700,206	(4,829,122)	99,070,180
Total liabilities	89,331,736	447,470	189,348	600,965	90,569,519	902,907	(2,815,976)	88,656,450
Total equity	7,862,608	361,788	212,112	193,069	8,629,577	3,797,299	(2,013,146)	10,413,730

16

Notes to the interim condensed consolidated financial statement As of March 31,2026

	03/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	1,772,954	4,907	—	23,399	1,801,260	13,504	(7,894)	1,806,870
Interest expenses	(1,194,426)	(3,705)	—	—	(1,198,131)	(2,297)	21,408	(1,179,020)
Income from securities, derivatives and foreign exchange	684,176	19,594	2,288	12,571	718,629	29,629	(13,514)	734,744
Net interest income and income from securities, derivatives and foreign exchange	1,262,704	20,796	2,288	35,970	1,321,758	40,836	—	1,362,593

Net revenues from services and commissions	300,868	36,149	69,494	51,485	457,996	17,481	(15,553)	459,924
Expenses from services and commissions	(17,174)	—	(20,854)	(2,624)	(40,652)	(159)	—	(40,811)
Other revenues	50,780	3,024	10,023	8,024	71,851	47,812	(63,570)	56,093
Revenues	1,597,178	59,969	60,951	92,855	1,810,953	105,970	(79,123)	1,837,800

Impairment losses on financial assets	(508,637)	(602)	—	—	(509,239)	(4,442)	—	(513,681)
Administrative expenses	(460,198)	(39,736)	(4,209)	(17,849)	(521,992)	(12,021)	5,813	(528,200)
Personnel expenses	(184,002)	(18,242)	(6,157)	(15,350)	(223,751)	(20,861)	9,739	(234,873)
Tax expenses	(100,575)	(4,159)	(6,695)	(12,432)	(123,861)	(12,195)	—	(136,056)
Depreciation and amortization	(61,953)	(1,602)	(637)	(2,897)	(67,089)	(356)	—	(67,445)
Profit before income tax	281,813	(4,372)	43,253	44,327	365,021	56,095	(63,571)	357,545

Income tax	(23,043)	3,551	(14,293)	(17,072)	(50,857)	98	—	(50,759)

Net income attributable to shareholders of the company and non-controlling interests	258,770	(821)	28,960	27,255	314,164	56,193	(63,571)	306,786
Non-controlling interest	(2,134)	(1,170)	(11,583)	(5,514)	(20,401)	204	—	(20,197)
Net income attributable to shareholders of the company	256,636	(1,991)	17,377	21,741	293,763	56,397	(63,571)	286,589

	12/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	96,813,106	887,911	404,279	792,270	98,897,566	4,958,428	(5,244,476)	98,611,518
Total liabilities	88,927,374	436,771	154,114	688,430	90,206,689	1,146,080	(3,134,213)	88,218,556
Total equity	7,885,732	451,140	250,165	103,840	8,690,877	3,812,348	(2,110,263)	10,392,962

17

Notes to the interim condensed consolidated financial statement As of March 31,2026
6.Financial risk management
The Group's risk management encompasses credit, market, liquidity, and operational risks. Risk management activities are carried out by independent and specialized structures, according to pre-defined policies and strategies, with the objective of identifying, measuring, monitoring, mitigating, and controlling exposure to financial and non-financial risks to which Inter is subject.
The model adopted by the Group is organized through governance bodies and committees supported by appropriate methodologies, models, and tools, seeking to ensure, among other things:
•Segregation of duties and independence between business and control areas;
•A dedicated risk management unit responsible for monitoring and reporting to the relevant authorities;
•Formalized management process, with defined responsibilities and information flows;
•Clear rules, a structure of competencies and levels of authority that are compatible with the complexity of the operations;
•Defined limits and margins, aligned with risk appetite and strategic guidelines; and
•Adopting best market practices, seeking continuous improvement in management effectiveness.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the borrower's or counterparty's failure to meet their respective financial obligations under the agreed terms, or the devaluation of a credit contract resulting from an increased risk of default by the borrower, among other factors.
Financial instruments subject to credit risk undergo rigorous credit assessment prior to contracting, as well as throughout the term of the respective transactions. Credit analyses are based on the economic and financial capacity of the borrower or counterparty, their behavior, including payment history, credit reputation, and the terms and conditions of the respective credit transaction, including terms, rates, and guarantees.
The table belows presents the maximum credit risk exposure of financial assets and liabilities:

		03/31/2026		12/31/2025
Financial Assets	Note	Gross value	Expected loss	Gross value	Expected loss
Cash and cash equivalents	8	4,296,629	—	3,801,513	—
Amounts due from financial institutions	9	4,045,025	(10,276)	4,313,571	(1,211)
Deposits at Central Bank of Brazil		7,887,762	—	7,867,658	—
Securities	10	27,366,631	(25,775)	29,057,040	(46,717)
Loans and advances to customers	12	49,822,075	(3,336,710)	48,251,180	(3,000,076)
Other assets (a)	15	107,807	(808)	114,483	(858)
Total		93,525,929	(3,373,569)	93,405,445	(3,048,862)

Financial liabilities
Loan commitments	21	19,684,534	(161,198)	26,750,795	(204,867)
Financial guarantees	21	692,060	(5,741)	645,589	(5,125)
Total		20,376,594	(166,939)	27,396,384	(209,992)
(a) Refers to an advance payment on a foreign exchange contract.
Inter Group's main risk exposure is related to loan and customer advance portfolio, as presented in explanatory note no.12, and is mainly represented by operations of:
•Credit card: credit transactions related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without collateral;

18

Notes to the interim condensed consolidated financial statement As of March 31,2026
•Real estate loans: loan and financing operations secured by real estate, with attached collateral;
•Personal loans: loan and payroll deduction card transactions, personal loans with and without collateral; and
•Agribusiness loans: financing operations for the costs of rural production, investment, marketing and/or industrialization granted to rural producers, with or without collateral.
Mitigation of Exposure
To maintain exposures within the risk levels established by senior management, Inter&Co adopts measures to mitigate credit risk. Credit risk exposure is mitigated through the structuring of guarantees, adapting the level of risk to be incurred to the characteristics of the guarantees provided at the time of granting. Risk indicators are continuously monitored, and proposals for alternative mitigation methods are evaluated whenever the credit risk exposure behavior of any unit, region, product, or segment so requires. Additionally, credit risk mitigation occurs through product repositioning and adjustments to operational processes or transaction approval levels.
Credit standards guide operational units and encompass, among other aspects, the classification, requirements, selection, evaluation, formalization, control, and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the loan cycle.
In 2026, there were no material changes in the nature of credit risk exposures, how they arise, or the Group's objectives, policies, and processes for managing them, although Inter&Co continues to improve its internal risk management processes.
i.Concentration by economic sector
The table belows presents the concentration by economic sector related to loans and advances to customers:

	03/31/2026	12/31/2025
Construction	2,318,399	2,080,490
Trade	1,544,367	1,658,824
Industries	848,751	1,385,398
Administrative activities	820,050	785,016
Financial activities	427,320	406,577
Transportation	252,523	261,005
Agriculture	50,332	69,220
Other segments (a)	1,245,811	1,104,288
Business clients	7,507,553	7,750,818
Individual clients	42,314,522	40,500,362
Total	49,822,075	48,251,180
(a) It refers mainly to real estate activities, communication services, electricity, education, and the arts.
ii.Concentration of the portfolio
The table belows presents the concentration of credit risk related to loans and advances to customers:

	03/31/2026		12/31/2025
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	286,343	0.57%	184,344	0.38%
10 largest debtors	994,977	2.00%	1,014,930	2.10%
20 largest debtors	1,537,968	3.09%	1,540,450	3.19%
50 largest debtors	2,558,764	5.14%	2,477,816	5.14%
100 largest debtors	3,516,788	7.06%	3,383,310	7.01%

19

Notes to the interim condensed consolidated financial statement As of March 31,2026
iii.Segregation by time period

	03/31/2026	12/31/2025
Overdue by 1 day or more	5,952,192	5,315,262
To fall due in up to 3 months	3,963,729	4,576,699
To fall due between 3 to 12 months	12,404,022	12,413,149
To fall due in more than 12 months	27,502,132	25,946,070
Total	49,822,075	48,251,180
Measurement
Measurement of credit risk at the Group is carried out considering the following:
•At the time of granting credit, an assessment of the client's financial situation is carried out through the application of qualitative and quantitative methods, in order to support the adequacy of the proposed risk exposure;
•The assessment is performed at the counterparty level and considers information on collateral, where applicable. Credit risk exposure is measured under extreme scenarios through stress tests and analysis of macroeconomic conditions—such as interest rates, unemployment rates, inflation indices, and economic activity; and
•The models used to determine the internal rating of customers and loans are periodically reviewed to ensure they reflect the expected losses, as detailed in explanatory note 12. The estimate of expected losses on financial assets is divided into three categories (stages):
•Stage 1: financial assets that have not shown a significant increase in credit risk;
•Stage 2: financial assets that have shown a significant increase in credit risk; and
•Stage 3: financial assets that have shown indications that they will not be fully honored under the originally agreed terms, or that are involved in bankruptcy proceedings, judicial reorganization, debt restructuring, or that require the enforcement of guarantees. Therefore, they are characterized as problematic assets.
•Payment delays in portfolios are monitored to identify trends or changes in credit behavior and allow for the adoption of mitigating measures when necessary;
•Expected credit loss reflects the risk level of loans and allows for monitoring and controlling the portfolio's exposure level and the adoption of risk mitigation measures;
•Expected credit loss is a forecast of the risk levels of the loan portfolio. Its calculation is based on the historical payment behavior and the portfolio's distribution by product and risk level. This is a fundamental contribution to the process of setting prices for loans and advances to customers;
•In addition to monitoring and measuring indicators under normal conditions, simulations of changes in the business environment and economic scenario are also carried out. This is done with the aim of predicting the impact of these changes on risk exposure levels, provisions and portfolio balance, as well as to support the process of reviewing exposure limits and credit risk policy; and
•Expected losses are calculated by multiplying the credit risk parameters, as follows:
▪Probability of Default (PD): this refers to the probability of the client defaulting on their agreed obligations, according to internal evaluation models based on statistical methodologies. These models consider client behavior, internal ratings, business segments, product characteristics and warranties, as well as financial information and qualitative analyses from experts;

20

Notes to the interim condensed consolidated financial statement As of March 31,2026
▪Loss Given Default (LGD): this refers to the percentage of loss relative to exposure in cases of default events, considering recovery efforts. Internal evaluation models are based on statistical methodologies that take into account the characteristics of the operation, such as product and warranty; and
▪Exposure at Default (EAD): this refers to the book value of the exposure at the time the expected loss is estimated. In the case of credit commitments or receivables to be released, the EAD will include the expected value of converting these amounts into exposure on the part of the customers.
b.Description of guarantees
Potential losses related to financial instruments are mitigated by the use of various types of real guarantees, formalized through legal instruments. The evaluation/re-evaluation of the effectiveness of the guarantees is carried out at least once every twelve months, considering the characteristics of the asset given as collateral, its market value, and the legal security of the contracts.
The main forms of collateral are: term deposits; financial investments; securities; residential and commercial real estate; vehicles; promissory notes and credit card invoices. Among the guarantees and sureties, bank guarantees stand out.
Payroll loans, substantially represented by payroll-deducted credit cards and personal loans, are deducted directly from borrowers' pensions, income, or salaries and settled directly by the entity responsible for making these payments (a private company or government agency). Credit cards generally do not have collateral.
Guarantees of real estate loans and financing
The guarantees for a Real Estate Loan Portfolio are substantially constituted by the financed property. The following table demonstrates the value of loans secured by real estate, segregated by Loan to Value (LTV). LTV is the ratio between the value of a loan and the value of the financed asset. When it is higher, it may signal a greater risk for the lender, since it indicates a lower participation of the borrower's own capital in the transaction.

	03/31/2026	12/31/2025
Less than or equal to 30%	2,691,868	2,565,053
Greater than 30% and less than or equal to 50%	4,648,193	4,432,991
Greater than 50% and less than or equal to 70%	7,126,664	6,646,170
Greater than 70% and less than or equal to 90%	2,741,557	2,415,905
Greater than 90%	122,646	134,603
Total	17,330,928	16,194,722
c.Liquidity risk
Liquidity risk represents the possibility that the Group may not be able to efficiently meet its financial obligations, whether expected or unexpected, including obligations arising from guarantees granted and extraordinary redemptions by clients. This risk also covers scenarios in which Inter&Co may face difficulties in liquidating assets at market prices, either due to the significant volume of the operation in relation to usual activity, or due to market disruptions or dysfunctions.
Liquidity risk is managed institutionally through a governance structure with responsibilities clearly distributed among the Board of Directors, the Assets and Liabilities Committee (ALCO), the Risk Committee, and the Risk Management Office (CRO). Specifically, the Risk Management Office is responsible for the continuous monitoring and tracking of liquidity risk exposure.

21

Notes to the interim condensed consolidated financial statement As of March 31,2026
The risk management structure operates independently and proactively, aiming to continuously monitor liquidity indicators and prevent any exceeding of established limits. Management comprehensively covers Inter&Co's cash inflows and outflows, allowing for the timely implementation of mitigation actions when necessary.
Liquidity risk monitoring is performed daily, and its follow-up is conducted periodically by the Assets and Liabilities Committee (ALCO), which systematically evaluates the available information, including:
•Analysis of the mismatch between assets and liabilities, net inflows, and maturity forecasts;
•Monitoring of liquidity limits and ratios;
•Concentration of investors and exposure to liquidity risk of the Group;
•Stress tests and liquidity contingency plans; and
•Periodic reports on the positions of Inter and its subsidiaries.
The structure considers internal and external factors that impact the Group's liquidity, carrying out detailed daily monitoring of incoming and outgoing loan and customer advance transactions, Certificates of Deposit (CDB), Savings Deposits, Agribusiness Credit Notes (LCA), Real Estate Credit Notes (LCI), Guaranteed Real Estate Notes (LIG), Financial Notes (LF) and Demand Deposits.
The information presented in note 6.d constitutes a relevant component of liquidity risk monitoring and is observed and used by the Group in this context.
Up to the base date of March 31, 2026, there have been no material changes in the nature of liquidity risk exposures, monitoring methodologies, internal policies, and the Group's processes for managing them. The Group, however, continues to improve its internal risk management processes.

22

Notes to the interim condensed consolidated financial statement As of March 31,2026
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	03/31/2026	12/31/2025
Financial assets
Cash and cash equivalents	8	4,296,629	—	—	—	—	4,296,629	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,757,076	—	—	—	—	4,757,076	4,600,218
Deposits at Central Bank of Brazil		7,887,762	—	—	—	—	7,887,762	7,867,658
Securities, net of provisions for expected credit losses	10	721,356	659,655	5,209,989	18,419,783	2,330,073	27,340,856	29,010,323
Derivative financial assets	11	3,408	12,614	13,884	1,542	100	31,548	58,915
Loans and advances to customers, net of provisions for expected credit losses	12.a	692,913	5,916,032	9,254,316	9,342,250	21,279,854	46,485,365	45,251,104
Other assets (a)	15	64,849	138,158	44,729	225,639	193,748	667,123	651,808
Total		18,423,993	6,726,459	14,522,918	27,989,214	23,803,775	91,466,359	91,241,539

Financial liabilities
Deposits from customers (b)	16	18,755,249	3,260,762	6,405,189	25,729,705	—	54,150,905	54,883,084
Deposits from banks	17	15,459,474	222,076	48,564	—	—	15,730,114	14,585,704
Securities issued	18	524,972	3,415,823	1,695,428	8,233,931	1,128,555	14,998,709	14,127,144
Derivative financial liabilities	11	2,107	4,355	8,966	24,617	30,274	70,319	54,114
Borrowing and on-lending	19	—	1,393	315,625	375,178	43,987	736,183	817,495
Other liabilities (c)	22	—	—	3,243	108,089	—	111,332	118,550
Total		34,741,802	6,904,409	8,477,015	34,471,520	1,202,816	85,797,562	84,586,091

Asset/Liability Difference (d)		(16,317,809)	(177,950)	6,045,903	(6,482,306)	22,600,959	5,668,797	6,655,448
(a) Other financial assets consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019, advance payment on a foreign exchange contract, commissions and bonuses receivable, and premium or discount on a financial asset transfer transaction;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time until the final maturity date. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is used that focuses on allocating positions (CDBs) to a more likely maturity date;
(c) Composed of financial liabilities from leases, as per explanatory note 22.b; and
(d) The observed mismatches stem from the different characteristics and contractual terms of the financial assets and liabilities, and do not necessarily represent limitations in the institution's effective liquidity position.

23

Notes to the interim condensed consolidated financial statement As of March 31,2026
e.Financial assets and liabilities using a current/non-current classification
The following table represents Inter&Co's financial assets and liabilities, segregated into current (expected to be realized within 12 months of the balance sheet date) and non-current (expected to be realized more than 12 months after the balance sheet date), taking into account their remaining contractual term at the date of the consolidated financial statements:

		03/31/2026
	Note	Current	Non-current	Total
Financial assets
Cash and equivalents	8	4,296,629	—	4,296,629
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,757,076	—	4,757,076
Deposits at Central Bank of Brazil		7,887,762	—	7,887,762
Securities, net of provisions for expected credit losses	10	6,591,000	20,749,856	27,340,856
Derivative financial assets	11	29,906	1,642	31,548
Loans and advances to customers, net of provisions for expected credit losses	12	15,863,261	30,622,104	46,485,365
Other assets (a)	15	247,736	419,387	667,123
Total		39,673,370	51,792,989	91,466,359

Financial liabilities
Deposits from customers (b)	16	28,421,200	25,729,705	54,150,905
Deposits from banks	17	15,730,114	—	15,730,114
Securities issued	18	5,636,223	9,362,486	14,998,709
Derivative financial liabilities	11	15,428	54,891	70,319
Borrowings and on-lending	19	317,018	419,165	736,183
Other liabilities (c)	22	3,243	108,089	111,332
Total		50,123,226	35,674,336	85,797,562
(a) Other financial assets consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019, advance payment on a foreign exchange contract, commissions and bonuses receivable, and premium or discount on a financial asset transfer transaction;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time until the final maturity date. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is considered that focuses on allocating positions (CDBs) to a more likely maturity date; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.

24

Notes to the interim condensed consolidated financial statement As of March 31,2026

		12/31/2025
	Note	Current	Non-current	Total
Financial assets
Cash and equivalents	8	3,801,513	—	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	—	4,600,218
Deposits at Central Bank of Brazil		7,867,658	—	7,867,658
Securities, net of provisions for expected credit losses	10	5,336,220	23,674,103	29,010,323
Derivative financial assets	11	58,915	—	58,915
Loans and advances to customers, net of provisions for expected credit losses	12	16,529,364	28,721,740	45,251,104
Other assets (a)	15	162,091	489,717	651,808
Total		38,355,979	52,885,560	91,241,539

Financial liabilities
Deposits from customers (b)	16	27,819,621	27,063,463	54,883,084
Deposits from banks	17	14,585,704	—	14,585,704
Securities issued	18	5,289,085	8,838,059	14,127,144
Derivative financial liabilities	11	52,958	1,156	54,114
Borrowings and on-lending	19	285,089	532,406	817,495
Other liabilities (c)	22	4,633	113,917	118,550
Total		48,037,090	36,549,001	84,586,091
(a) Other financial assets consist substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019, advance payment on a foreign exchange contract, commissions and bonuses receivable, and premium or discount on a financial asset transfer transaction;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time until the final maturity date. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is considered that focuses on allocating positions (CDBs) to a more likely maturity date; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.
f.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risks of operations subject to exchange rate variations, interest rates, stock prices, and commodity prices.
Market risk management aims primarily to support business areas by establishing processes and implementing the necessary tools for assessing and controlling related risks. This structure enables the measurement and monitoring of risk levels according to guidelines established by senior management. Monitoring is carried out daily, with periodic follow-up conducted by the Assets and Liabilities Committee (ALCO). Market risk controls allow for the analytical evaluation of information and are in a constant process of improvement.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: This includes all transactions intended for trading before their contractual expiration or intended to hedge the trading portfolio and that are not subject to limitations on their negotiability.
•Banking book: This includes transactions not classified in the trading portfolio.
Aligned with best market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control, and mitigate market risk exposures from its own positions. One of the main evaluation tools is the value at risk (VaR) model, calculated using a parametric methodology, with a 99% confidence level and a 21-business-day time horizon.

25

Notes to the interim condensed consolidated financial statement As of March 31,2026
The value-at-risk for the Trading Book positions are as follows:

Risk factor	03/31/2026	12/31/2025
IPCA Coupon (a)	6,422	5,370
Fixed rate	1,381	401
USD Coupon	13,141	5,734
Foreign currencies	41,298	18,740
Share price	352	70
Subtotal	62,594	30,315

Diversification effects (correlation)	19,610	12,270
Value-at-Risk	42,984	18,045
VaR over assets	0.04%	0.03%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV).
The VaR of the banking portfolio are as follows:

Risk factor	03/31/2026	12/31/2025
IPCA Coupon (a)	1,425,079	869,347
Fixed rate	120,459	74,245
TR Coupon (b)	65,764	34,499
Others	102,243	294,141
Subtotal	1,713,545	1,272,232

Diversification effects (correlation)	217,252	325,523
Value-at-Risk	1,496,293	946,709
VarR over assets	1.50%	0.96%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market, calculated by Fundação Getulio Vargas (FGV); and
(b) The interest rate coupon is equivalent to the Reference Rate (TR) and is one of the components that define the profitability of savings and the FGTS (Service Time Guarantee Fund).
a.Sensitivity analysis
To determine the sensitivity of the Group's economic value to market movements, the mark-to-market (MTM) delta of assets and liabilities was calculated in different scenarios, considering relevant risk factors, during the analyzed period. The results that would negatively affect the Group's positions are presented below:
•Scenario 1: applying shocks of 1 basis point to interest rates and a 1% variation to prices (foreign currencies and stocks), based on available market information;
•Scenario 2: shocks of 25% variation in market curves and prices; and
•Scenario 3: shocks of 50% variation in market curves and prices.
It should be noted that the impacts reflect a static view of the portfolio. Market dynamism and portfolio composition fluctuations mean that these positions change continuously, not necessarily reflecting the Group's future position. The Group has an ongoing process for monitoring market risk and, in the event of a deterioration in its position or portfolio, implements mitigating actions to minimize potential negative effects.

26

Notes to the interim condensed consolidated financial statement As of March 31,2026

Exposures
Banking and Trading book	Scenarios					03/31/2026
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(5,820)	increase	(955,885)	increase	(1,717,365)
Fixed rate	increase	(4,222)	increase	(1,366,895)	increase	(2,563,136)
TR coupon (b)	increase	(544)	increase	(133,599)	increase	(229,401)
USD coupon	decrease	(30)	decrease	(6,753)	decrease	(13,728)
Others	decrease	(5,945)	decrease	(148,622)	decrease	(297,244)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures
Banking and Trading book	Scenarios					12/31/2025
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(5,638)	increase	(914,806)	increase	(1,648,619)
Fixed rate	increase	(4,362)	increase	(1,379,571)	increase	(2,590,233)
TR coupon (b)	increase	(511)	increase	(122,128)	increase	(208,431)
USD coupon	decrease	(46)	decrease	(8,085)	decrease	(16,369)
Others	decrease	(2,554)	decrease	(63,843)	decrease	(127,687)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period); and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).
b.Operational risk
Policy
Inter considers the management of operational risks strategic for the success, transparency, and longevity of its business. The adoption of best practices is essential for sustainability and growth.
Operational risk management aims to identify, assess, and monitor risks, and is defined as the risk of losses resulting from inadequate or faulty internal processes, people, and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal frauds;
•External frauds;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuation of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, meeting deadlines, or management of the institution's activities, including those related to payment arrangements.
For payment activities, the clauses include:
I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions;
II - failures in the identification and authentication of the end user in a payment transaction;
III - failures in the authorization of payment transactions; and
IV - failures in initiating payment transactions.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.

27

Notes to the interim condensed consolidated financial statement As of March 31,2026
Operational Risk Management
The operational risk management structure, including technological and cyber risks, promotes an organizational culture focused on prevention and effective risk management. This approach encompasses both a forward-looking view to anticipate future risks and a historical perspective to analyze trends and patterns of losses.
These procedures are supported by market tools, best practices based on international frameworks, a Risk Appetite Statement (RAS) approved by the Board of Directors, as well as a system of internal controls, independently assessed for their effectiveness and execution, in order to ensure compliance with the risk appetite limits defined by the Company.
7.Fair value of financial assets and liabilities
Financial instruments are classified into the following measurement categories:
•Fair value through profit or loss (FVTPL);
•Fair value through other comprehensive income (FVOCI); and
•Amortized cost.
The measurement of the fair value of a financial asset or liability is classified into one of three approaches based on the type of information used for valuation, known as fair value hierarchy levels:
•Level 1 – Includes financial instruments whose fair values are based on quoted (unadjusted) prices in active markets for identical assets or liabilities.
An active market is one in which transactions for the measured asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2 – It includes assets and liabilities that do not have prices directly available in active markets, and are priced using conventional or internal models.
The methodology used for measuring financial assets and liabilities classified as "Level 2" employs observable information for the asset or liability at market: (i) quoted prices of similar items in an active market; (ii) identical items in an inactive market; or (iii) other information extracted from related markets.
•Level 3 – It utilizes unobservable information for the asset or liability, allowing the application of internal models and techniques.
The following table presents the composition of financial instruments according to their accounting classification: fair value through profit or loss (FVPL), fair value through other comprehensive income (FVOCI), and amortized cost. It also shows the carrying amounts and fair values of the financial instruments, including their levels in the fair value hierarchy. Inter does not include fair value information for financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.

28

Notes to the interim condensed consolidated financial statement As of March 31,2026
a.Fair value through profit or loss (FVTPL) - Hierarchy Levels

	03/31/2026
Financial assets	Level 1	Level 2	Level 3	Fair Value
Bonds and shares issued by non-financial companies	—	943,849	—	943,849
Investment funds shares	210,373	402,632	—	613,005
Brazilian government securities	454,908	—	—	454,908
Securities issued by financial institutions	—	54,755	—	54,755
Derivative financial assets	—	31,548	—	31,548
Total	665,281	1,432,784	—	2,098,065

Financial liabilities
Derivative financial liabilities	—	70,319	—	70,319
Total	—	70,319	—	70,319

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair Value
Bonds and shares issued by non-financial companies	—	297,752	—	297,752
Investment funds shares	258,626	280,559	—	539,185
Brazilian government securities	485,596	—	—	485,596
Securities issued by financial institutions	—	672,512	—	672,512
Derivative financial assets	—	58,915	—	58,915
Securities issued abroad	29,148	—	—	29,148
Total	773,370	1,309,738	—	2,083,108

Financial liabilities
Derivative financial liabilities	—	54,114	—	54,114
Total	—	54,114	—	54,114
b.Fair value through other comprehensive income (FVOCI) - Hierarchy Levels

	03/31/2026
Financial assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	18,145,772	—	—	18,145,772
Securities issued abroad	—	3,865,639	—	3,865,639
Bonds and shares issued by non-financial companies	—	683,676	—	683,676
Securities issued by financial institutions	—	206,035	—	206,035
Total	18,145,772	4,755,350	—	22,901,122

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	20,298,248	—	—	20,298,248
Securities issued abroad	993,494	2,741,439	—	3,734,933
Bonds and shares issued by non-financial companies	—	581,390	—	581,390
Securities issued by financial institutions	—	107,671	—	107,671
Total	21,291,742	3,430,500	—	24,722,242

29

Notes to the interim condensed consolidated financial statement As of March 31,2026
c.Financial instruments that are not measured at fair value - Hierarchy Levels
The table below shows the book and fair values of financial instruments that were not presented at fair value in the balance sheet, as well as their categorization by hierarchical levels.

	03/31/2026
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	46,099,451	46,099,451	46,485,365
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	4,751,477	4,751,477	4,757,076
Deposits at Central Bank of Brazil	—	—	—	7,887,762	7,887,762
Cash and equivalents	—	—	—	4,296,629	4,296,629
Securities	1,220,991	466,937	559,981	2,247,909	2,373,217
Total	1,220,991	466,937	51,410,909	65,283,228	65,800,049

Financial Liabilities
Deposits from customers	—	54,170,955	—	54,170,955	54,150,905
Deposits from banks	—	15,730,116	—	15,730,116	15,730,114
Securities issued	—	14,990,885	—	14,990,885	14,998,709
Borrowings and on-lending	—	736,183	—	736,183	736,183
Total	—	85,628,139	—	85,628,139	85,615,911

	12/31/2025
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	45,007,406	45,007,406	45,251,104
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	4,595,148	4,595,148	4,600,218
Deposits at Central Bank of Brazil	—	—	—	7,867,658	7,867,658
Cash and equivalents	—	—	—	3,801,513	3,801,513
Securities	1,184,277	405,523	558,471	2,148,271	2,263,888
Total	1,184,277	405,523	50,161,025	63,419,996	63,784,381

Financial Liabilities
Deposits from customers	—	54,911,778	—	54,911,778	54,883,084
Deposits from banks	—	14,585,740	—	14,585,740	14,585,704
Securities issued	—	14,174,392	—	14,174,392	14,127,144
Borrowings and on-lending	—	817,495	—	817,495	817,495
Total	—	84,489,405	—	84,489,405	84,413,427
Loans and advances to customers, Loans and advances to financial institutions, net of provision: Fair value is estimated for groups of loans with similar financial and risk characteristics, net of provision. It is calculated by discounting the projected cash flows of principal and interest to maturity, using a rate proportional to the risk associated with the estimated cash flows. The assumptions related to cash flows and discount rates are determined using market-available information and credit risk assessments associated with the customers.
Required reserves at the Central Bank of Brazil and cash and cash equivalents: The carrying amount of these instruments approximates their fair value.
Brazilian government bonds: Market-quoted prices are the best indicators of the fair values of these financial instruments.

30

Notes to the interim condensed consolidated financial statement As of March 31,2026
Securities and Bonds Issued Abroad: Market-quoted prices are the best indicators of the fair values of these financial instruments, and can be priced using conventional or internal models, with inputs obtained directly or constructed from observations of active markets, or even generated by statistical and mathematical models.
Other Financial Assets and Liabilities: The carrying amounts of these instruments closely approximate their fair values.
Deposits with customers, deposits with financial institutions, and issued securities: These are calculated by discounting the estimated cash flows using market interest rates.
During the period ended March 31, 2026, there was no change in the measurement method for financial instruments that resulted in the reclassification of financial assets and liabilities between different levels of the fair value hierarchy.
8.Cash and cash equivalents

	03/31/2026	12/31/2025
Cash and equivalents in foreign currency	1,582,371	2,891,189
Cash and equivalents in national currency	280,763	247,183
Reverse repurchase agreements (a)	2,433,495	663,141
Total	4,296,629	3,801,513
(a) Refers to transactions whose maturity, on the date of application, was equal to or less than 90 days and present an insignificant risk of change in fair value. Due to the short term and low volatility of these financial instruments, no provision for losses was established, since the credit risk is considered minimal and there is no expectation of significant variations in market value until maturity.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	03/31/2026	12/31/2025
Loans to financial institutions (a)	4,045,025	4,313,571
Interbank deposit investments	555,130	267,305
Interbank on-lending	167,197	20,553
Expected credit loss (a)	(10,276)	(1,211)
Total	4,757,076	4,600,218
(a) Refers essentially to the anticipation of receivables and amounts to be received from card issuers.

31

Notes to the interim condensed consolidated financial statement As of March 31,2026
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	03/31/2026	12/31/2025
Fair value through other comprehensive income - FVOCI
Financial treasury bills	10,956,169	12,088,911
Securities issued abroad	3,865,639	3,734,933
National treasury bills	3,623,847	4,405,497
National treasury notes	3,565,758	3,803,839
Commercial promissory notes	547,919	562,765
Fixed-term deposit with special guarantee	206,035	—
Certificates of real estate receivables	79,269	69,351
Certificates of agricultural receivables	39,159	38,320
Debentures	17,327	18,626
Subtotal	22,901,122	24,722,242

Amortized cost
National treasury notes	707,382	704,788
National treasury bills	617,527	596,348
Rural product bill	564,533	557,229
Securities issued abroad	466,697	405,523
Financial treasury bills	16,838	—
Bank deposit certificates	240	—
Subtotal	2,373,217	2,263,888

Fair value through profit or loss - FVTPL
Investment fund shares	613,005	539,184
Certificates of real estate receivables	515,347	496,569
Financial treasury bills	454,437	483,983
Commercial promissory notes	156,709	160,728
Debentures	137,674	137,024
Certificates of agricultural receivables	134,118	122,382
Agribusiness credit bills	18,539	5,535
Development bills of credit	17,867	5,625
Financial bills	12,181	18,276
Bank deposit certificates	4,110	22,619
Real estate credit bills	1,033	1,506
Fixed-term deposit with special guarantee	1,025	—
National treasury notes	472	1,614
Securities issued abroad	—	29,148
Subtotal	2,066,517	2,024,193

Total	27,340,856	29,010,323
As of March 31, 2026, the expected loss on securities totaled R$ 25,775, broken down as follows: R$ 19,355 (75.1%) in stage 1, R$ 920 (3.6%) in stage 2, and R$ 5,500 (21.3%) in stage 3. As of December 31, 2025, the expected loss totaled R$ 46,717, broken down as follows: R$ 28,259 (60.5%) in stage 1, R$ 4,981 (10.7%) in stage 2, and R$ 13,477 (28.8%) in stage 3.
Inter&Co classifies R$ 24,255,360 (88.7%) of the portfolio as low credit risk, mainly due to the predominance of Federal Government Bonds (Brazil). For this reason, no provisions for expected credit loss are made on this portion (As of December 31, 2025, it totaled R$ 27,066,513 (93.3%)).

32

Notes to the interim condensed consolidated financial statement As of March 31,2026
The remaining R$ 3,085,496 (11.3%) of the portfolio corresponds to assets that have inherent credit risk, and therefore are subject to assessment for the establishment of provisions (As of December 31, 2025, it totaled R$ 1,952,810 (6.7%)).
Credit risk securities are classified as follows: R$ 2,798,210 (10.2%) in stage 1, R$ 275,385 (1.0%) in stage 2 and R$ 11,901 (0.04%) in stage 3 (As of December 31, 2025, they were classified as: R$ 2,124,821 (77.1%) in stage 1, R$ 75,862 (2.8%) in stage 2 and R$ 17,956 (0.7%) in stage 3).
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	03/31/2026
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	5,057,603	6,749,908	9,291,858	1,801,753	22,901,122
Financial treasury bills	—	43,361	4,207,407	6,705,401	—	10,956,169
Securities issued abroad	—	3,865,639	—	—	—	3,865,639
National treasury bills	—	102,987	1,903,168	1,192,195	425,497	3,623,847
National treasury notes	—	1,030,835	227,030	1,028,033	1,279,860	3,565,758
Commercial promissory notes	—	10,029	159,452	359,126	19,312	547,919
Fixed-term deposit with special guarantee	—	—	206,035	—	—	206,035
Certificates of real estate receivables	—	—	—	2,185	77,084	79,269
Certificates of agricultural receivables	—	4,752	34,407	—	—	39,159
Debentures	—	—	12,409	4,918	—	17,327

Amortized cost	131,136	642,951	764,798	664,992	169,340	2,373,217
National treasury notes	—	—	—	538,042	169,340	707,382
National treasury bills	—	559,707	57,820	—	—	617,527
Rural product bill	52,720	83,244	301,859	126,710	—	564,533
Securities issued abroad	78,416	—	388,281	—	—	466,697
Financial treasury bills	—	—	16,838	—	—	16,838
Bank deposit certificates	—	—	—	240	—	240

Fair value through profit or loss - FVTPL	615,332	143,978	521,513	426,714	358,980	2,066,517
Investment fund shares	613,005	—	—	—	—	613,005
Certificates of real estate receivables	—	582	106,016	223,829	184,920	515,347
Financial treasury bills	—	121,973	321,059	11,405	—	454,437
Commercial promissory notes	—	—	55,506	101,203	—	156,709
Debentures	11	54	5,573	19,258	112,778	137,674
Certificates of agricultural receivables	—	2,149	24,003	52,799	55,167	134,118
Agribusiness credit bills	336	16,314	1,758	131	—	18,539
Development bills of credit	135	—	—	17,732	—	17,867
Financial bills	517	—	5,969	—	5,695	12,181
Bank deposit certificates	913	1,255	1,605	291	46	4,110
Real estate credit bills	415	594	24	—	—	1,033
Fixed-term deposit with special guarantee	—	1,025	—	—	—	1,025
National treasury notes	—	32	—	66	374	472
Total	746,468	5,844,532	8,036,219	10,383,564	2,330,073	27,340,856

33

Notes to the interim condensed consolidated financial statement As of March 31,2026

	12/31/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	1,001,238	3,226,917	8,905,899	4,130,580	7,457,608	24,722,242
Financial treasury bills	7,053	17,979	5,560,970	1,766,182	4,736,727	12,088,911
Securities issued abroad	992,815	2,742,118	—	—	—	3,734,933
National treasury bills	—	426,846	1,052,186	934,293	1,992,172	4,405,497
National treasury notes	—	2,045	1,963,930	1,297,121	540,743	3,803,839
Commercial promissory notes	488	—	297,608	104,056	160,613	562,765
Certificates of real estate receivables	220	32,543	19,344	5,589	11,655	69,351
Certificates of agricultural receivables	446	568	11,568	10,040	15,698	38,320
Debentures	216	4,818	293	13,299	—	18,626

Amortized cost	93,279	222,697	1,323,217	624,695	—	2,263,888
National treasury notes	—	—	185,700	519,088	—	704,788
National treasury bills	—	—	540,540	55,808	—	596,348
Rural product bill	93,279	222,697	191,454	49,799	—	557,229
Securities issued abroad	—	—	405,523	—	—	405,523

Fair value through profit or loss - FVTPL	618,372	173,717	574,396	387,007	270,701	2,024,193
Investment fund shares	539,184	—	—	—	—	539,184
Certificates of real estate receivables	35	151,933	55,605	138,836	150,160	496,569
Financial treasury bills	43,260	543	388,952	51,228	—	483,983
Commercial promissory notes	—	—	25,081	135,647	—	160,728
Debentures	124	1,869	45,150	25,035	64,846	137,024
Certificates of agricultural receivables	264	2,618	40,987	30,395	48,118	122,382
Development bills of credit	—	289	—	5,336	—	5,625
Financial bills	—	2,907	9,465	—	5,904	18,276
Bank deposit certificates	5,405	11,467	5,057	448	242	22,619
Real estate credit bills	629	844	33	—	—	1,506
Securities issued abroad	29,148	—	—	—	—	29,148
Agribusiness credit bills	323	1,215	3,990	7	—	5,535
National treasury notes	—	32	76	75	1,431	1,614
Total	1,712,889	3,623,331	10,803,512	5,142,282	7,728,309	29,010,323
11.Derivative financial instruments
The accounting policy on Derivatives is presented in Note 4, item e.
Inter&Co engages in derivatives trading to meet its own needs and those of its clients, aiming to reduce exposure to market risks, exchange rate fluctuations, and interest rate variations.
These operations encompass various types of derivatives, such as forward contracts, futures, swaps, options, and credit derivatives.
Forward contracts: These are traded over-the-counter, where the buying or selling of financial or non-financial instruments takes place on a specific future date, at a pre-agreed price.
The main purpose of using forward contracts is to mitigate market risks arising from Inter's exposure and to meet client demands. Forward contracts involve the purchase or sale of a specific asset based on a pre-agreed price, with settlement on a future date.
Futures contracts: These are standardized contracts, traded on the stock exchange, that establish the purchase or sale of financial or non-financial instruments on a future date, at a fixed price.

34

Notes to the interim condensed consolidated financial statement As of March 31,2026
The Group's objective in using futures contracts is to mitigate: (i) risks arising from exchange rate-linked exposures, including investments abroad; and (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Swap contracts: These are contracts that involve the exchange of cash flows or returns between two parties over a specified period, based on various indexers (such as interest rates, exchange rates, or commodity prices).
The swaps was carried out to mitigate the market risk associated with the mismatch between the indexers of the mortgage loan portfolio and the indexers of the funding portfolio.
Options contracts: These are contracts that grant the acquirer, through the payment of a premium, the right to buy or sell financial or non-financial assets/liabilities at a predetermined value during a specified period.
a.Derivative financial instruments – fair value

	Assets		Liabilities
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Swap (adjustments to be received/paid)	3,586	286	499	1,209
Options (prizes received/paid)	6,735	11	6,656	8

Futures Contracts (adjustments to receive/to pay)	4,332	54,575	57,495	3,824
Forward Contracts (adjustments to receive/to pay)	16,895	4,043	5,669	49,073
Total	31,548	58,915	70,319	54,114
Derivatives include BM&F transactions maturing in D+1.

35

Notes to the interim condensed consolidated financial statement As of March 31,2026
b.Derivative financial instruments - (Notional, index and term)

	Up to 3 months	3 months to 1 year	1 year to 3 years	3 years to 5 years	Above 5 years	03/31/2026	12/31/2025
Swap contracts	—	37,141	28,247	5,950	—	71,338	56,335
Interbank Market	—	31,639	15,955	5,950	—	53,544	31,639
Foreign Currency	—	—	12,292	—	—	12,292	19,194
Pre (CDS)	—	5,502	—	—	—	5,502	5,502

Buy Positions	867,762	115,323	—	—	—	983,085	737,563
Options contracts	21	8,017	—	—	—	8,038	1,982
By Put Options	—	8,017	—	—	—	8,017	1,982

Future contracts	779,176	20,249	—	—	—	799,425	476,400
Currency Exchange Rate Coupon	194,501	20,249	—	—	—	214,750	129,432
Foreign Currency	318,388	—	—	—	—	318,388	44,065
Interbank Market	266,287	—	—	—	—	266,287	302,903

Forward contracts	88,565	87,057	—	—	—	175,622	259,181
Foreign Currency	88,565	87,057	—	—	—	175,622	259,181

Sales Positions	2,315,843	1,829,127	4,080,363	2,633,012	2,940,085	13,798,430	16,185,260
Options contracts	—	7,867	—	—	—	7,867	1,870
Sell Put Option	—	7,867	—	—	—	7,867	1,870

Future contracts	2,181,910	1,750,759	4,080,363	2,633,012	2,940,085	13,586,129	15,120,824
Currency Exchange Rate Coupon	250,185	283,054	—	—	—	533,239	334,333
Foreign Currency	1,652,120	—	—	—	—	1,652,120	2,793,673
Interbank Market	279,605	610,399	1,181,993	505,381	264,101	2,841,479	4,085,737
IPCA Coupon	—	857,306	2,898,370	2,127,631	2,675,984	8,559,291	7,907,081

Forward contracts	133,933	70,501	—	—	—	204,434	1,062,566
Foreign Currency	133,933	70,501	—	—	—	204,434	1,062,566

Total	3,183,605	1,981,591	4,108,610	2,638,962	2,940,085	14,852,853	16,979,158
c.Types of margin offered as collateral for derivative financial instruments
The value of the margins given as collateral was R$ 3,244,569 (R$ 3,204,286 as of December 31, 2025), consisting mainly of government bonds.
d.Hedge accounting - exposure
The accounting policy regarding Hedge Accounting is presented in explanatory note 4 e.
Inter&Co employs a risk management strategy through hedging operations, aiming to mitigate exposure to interest rates, exchange rate fluctuations, and cash flows. To more accurately reflect the economic results of these strategies in the financial statements, the results are presented using a hedge accounting approach, conducted in accordance with the strategy and purpose of the framework, which may include: (i) Cash Flow Hedge, (ii) Fair Value Hedge, and (iii) Net Investment Hedge in a foreign subsidiary.

36

Notes to the interim condensed consolidated financial statement As of March 31,2026
The hedge accounting structure is periodically evaluated throughout its term using two complementary approaches: (i) Portfolio Coverage Percentage: Inter&Co seeks to maintain coverage aligned with the economic strategies adopted by the institution, observing the balance between the effectiveness of the protection and the economic optimization of the structure, with the hedge ratio defined based on the identified exposure and the designated hedging instrument; (ii) Prospective and Retrospective Effectiveness: evaluated with the objective of demonstrating and monitoring the existence of a valid economic relationship between the hedged item and the designated hedging instrument, which can be determined qualitatively and/or quantitatively, through scenario testing of the main market variables.
In this context, part of the result of the structure may be recognized directly in the income statement or in Other Comprehensive Income (OCI) in Equity, net of tax effects, being transferred to the income statement in case of ineffectiveness or liquidation of the hedging structure.
i.Cash Flow Hedge

	Hedging Instruments (a)							Hedged Items
Strategy	Nominal amount	Carrying amount (b)	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in statements of income	Hedge costs recognized in OCI	Amount reclassified from the hedge reserve to statements of income	Amount reclassified from the hedge costs reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Hedge costs reserve (c)	Cash flow hedge reserve (c)	Balances remaining in the cash flow reserve from hedging relationships for which hedge accounting is no longer applied
As of March 31, 2026	—	—	39,659	648	—	—	17,905	(39,011)	—	—	—
Securities issued abroad	—	—	39,659	648	—	—	17,905	(39,011)	—	—	—

As of March 31, 2025	1,337,801	6,478	68,834	(1,065)	(3,617)	—	141	(69,899)	(10,367)	—	—
Securities issued abroad	1,337,801	6,478	68,834	(1,065)	(3,617)	—	141	(69,899)	(10,367)	—	—
(a) The hedging instrument used is NDFs (Non-Deliverable Forwards). The hedged item consists of government bonds issued abroad, considered low-risk, with varying maturities and without periodic interest payments. This group designates only the variations in the fair value of the spot component of foreign exchange forward contracts with a hedging instrument in cash flow hedging relationships. The variations in the fair value of the forward component of such contracts are accounted for separately as hedging costs and recognized in ORA (Operational Revenue Account); In March 2025, the hedged object also included obligations to suppliers, which were protected with dollar futures (a hedging instrument);
(b) The object is being presented under the heading "Securities and Financial Instruments," net of provisions for expected losses; the instrument is being presented under the heading "Derivative Financial Instruments" in the balance sheet. The effect of the result is demonstrated in the heading "Net Interest Income and Revenue from Securities, Derivatives and Foreign Exchange" in the consolidated income statement; and
(c) Hedge Cost Reserve and Cash Flow hedge represent the accumulated amount related to changes in the instrument reclassified to ORA since the inception of the hedging accounting framework.
Banco Inter executed a cash flow hedge operation to protect securities issued abroad, which began on September 25, 2025, and ended on March 19, 2026. The hedge reserve of R$1.061, which was allocated to Other Comprehensive Income, was redirected to Profit or Loss.

37

Notes to the interim condensed consolidated financial statement As of March 31,2026
ii.Fair Value Hedge
Below, we present the effects of hedging accounting on Inter&Co's financial position and performance:

	Hedging Instruments				Hedged Items (c)
Strategy	Nominal amount	Carrying amount	Changes in fair value used for calculating hedge ineffectiveness	Hedge ineffectiveness recognized in statements of income	Carrying amount	Adjustment to gross fair value recorded in the statement of income	Accumulated amount of fair value hedge adjustments on the hedged item
As of March 31, 2026	10,914,553	(52,732)	6,666	(348)	10,945,010	(7,014)	254,231
Credit operation hedging (a)	2,704,928	(14,498)	11,062	8	2,704,796	(11,054)	86,852
Hedge of mortgage lending transactions (b)	8,209,625	(38,234)	(4,396)	(356)	8,240,214	4,040	167,379

As of March 31, 2025	6,154,915	(13,638)	(68,200)	1,570	5,986,642	69,770	379,446
Credit operation hedging (a)	2,868,914	(3,899)	(52,955)	(1,173)	2,762,281	51,782	199,801
Hedge of mortgage lending transactions (b)	3,286,001	(9,739)	(15,245)	2,743	3,224,361	17,988	179,645
(a) The hedging instrument used is the DI Future Rate. The hedge covers loan portfolios, including early withdrawal of FGTS (Brazilian employee severance fund) and payroll loans;
(b) The hedging instrument used is the DAP (Debt-to-Equity Agreement). The hedged item covers the mortgage loan portfolio; and
(c) The item is presented under the heading "loans and advances to customers, net of provisions for expected losses," and the instrument is presented under the heading "derivative financial instruments" in the balance sheet. The effect of the result is shown under the heading "net interest income and derivatives" in the consolidated income statements.
iii.Foreign Investment Hedge

	Hedging Instruments (a)						Hedged Items
Strategy	Nominal amount	Carrying amount (b)	Changes in the value used for calculating hedge ineffectiveness for the period	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in statements of income	Amount reclassified from the hedge reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Foreing currency translation reserve (c)	Balances remaining in the foreing currency translation reserve from hedging relationships for which hedge accounting is no longer applied
As of March 31, 2026	1,136,161	21,430	86,006	59,780	26,227	—	(59,780)	24,853	—
Investments abroad (a)	1,136,161	21,430	86,006	59,780	26,227	—	(59,780)	24,853	—

As of March 31, 2025	1,237,049	18,763	117,707	88,284	24,133	—	(93,573)	(34,926)	—
Investments abroad (a)	1,237,049	18,763	117,707	88,284	24,133	—	(93,573)	(34,926)	—
(a) The hedging instrument used is the dollar futures contract. The object of the hedge is the investments in subsidiaries (Cayman, Payments and Inter&Co) abroad;
(b) The instrument is being presented in the line item "derivative financial assets" of the balance sheet. The effect of the result is demonstrated in the line item "income from securities, derivatives and foreign exchange" of the consolidated income statements; and
(c) Foreign currency conversion reserves represent the accumulated amount related to changes in the instrument reclassified to ORA since the inception of the hedging accounting framework.

38

Notes to the interim condensed consolidated financial statement As of March 31,2026

12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	03/31/2026		12/31/2025
Real estate loans	17,330,928	34.79%	16,194,722	33.56%
Credit card	15,603,682	31.32%	15,262,178	31.63%
Personal loans	12,777,050	25.64%	12,113,979	25.11%
Business loans	3,677,790	7.38%	4,293,595	8.90%
Agribusiness loans	432,625	0.87%	386,706	0.80%
Total	49,822,075	100.00%	48,251,180	100.00%

Provision for expected credit losses	(3,336,710)		(3,000,076)

Net balance	46,485,365		45,251,104

39

Notes to the interim condensed consolidated financial statement As of March 31,2026
b.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2026	Transfer to Stage 2	Transfer to Stage 3 (a)	Transfer from Stage 2	Transfer from Stage 3 (a)	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans	14,721,707	(459,359)	(112,197)	226,932	12,137	(360,130)	—	1,566,054	15,595,144	14,721,707
Credit card	13,238,719	(717,513)	(120,768)	39,798	8	(36,656)	—	854,519	13,258,107	13,238,719
Personal loans	11,054,648	(206,430)	(72,011)	34,571	33,947	(905,861)	—	1,637,061	11,575,925	11,054,648
Business loans	4,197,477	(71,292)	(5,196)	11,248	—	(1,710,430)	—	1,112,281	3,534,088	4,197,477
Agribusiness loans	386,706	—	—	—	—	(32,224)	—	78,143	432,625	386,706
Total	43,599,257	(1,454,594)	(310,172)	312,549	46,092	(3,045,301)	—	5,248,058	44,395,889	43,599,257

Stage 2	Opening balance at 01/01/2026	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans	806,484	(226,932)	(194,747)	459,359	44,652	(18,449)	—	21,503	891,870	806,484
Credit card	592,708	(39,798)	(492,747)	717,513	660	(68,479)	—	65,513	775,370	592,708
Personal loans	235,988	(34,571)	(134,851)	206,430	19,588	(19,318)	—	12,491	285,757	235,988
Business loans	45,943	(11,248)	(22,194)	71,292	260	(109)	—	(3,524)	80,420	45,943
Agribusiness loans	—	—	—	—	—	—	—	—	—	—
Total	1,681,123	(312,549)	(844,539)	1,454,594	65,160	(106,355)	—	95,983	2,033,417	1,681,123

Stage 3	Opening balance at 01/01/2026	Transfer to Stage 1 (a)	Transfer to Stage 2	Transfer from Stage 1 (a)	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans	666,531	(12,137)	(44,652)	112,197	194,747	(65,414)	(6,902)	(456)	843,914	666,531
Credit card	1,430,751	(8)	(660)	120,768	492,747	(78,030)	(398,771)	3,408	1,570,205	1,430,751
Personal loans	823,343	(33,947)	(19,588)	72,011	134,851	(48,850)	(123,395)	110,943	915,368	823,343
Business loans	50,175	—	(260)	5,196	22,194	(744)	(7,085)	(6,194)	63,282	50,175
Agribusiness loans	—	—	—	—	—	—	—	—	—	—
Total	2,970,800	(46,092)	(65,160)	310,172	844,539	(193,038)	(536,153)	107,701	3,392,769	2,970,800

Consolidated					Opening balance at 01/01/2026	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans					16,194,722	(443,993)	(6,902)	1,587,101	17,330,928	16,194,722
Credit card					15,262,178	(183,165)	(398,771)	923,440	15,603,682	15,262,178
Personal loans					12,113,979	(974,029)	(123,395)	1,760,495	12,777,050	12,113,979
Business loans					4,293,595	(1,711,283)	(7,085)	1,102,563	3,677,790	4,293,595
Agribusiness loans					386,706	(32,224)	—	78,143	432,625	386,706
Total					48,251,180	(3,344,694)	(536,153)	5,451,742	49,822,075	48,251,180
Transfers between stages are calculated based on an end-to-end view, comparing the status of contracts on 01/01/2026 and 03/31/2026 to identify the amounts migrated between stages on the respective dates. Changes in the type of credit operations do not constitute a new "Origination" and are therefore considered in the "Transfer between stages" columns.
(a) In the transitions between stage 1 and stage 3, a significant portion of the operations passed through stage 2 during the period.

40

Notes to the interim condensed consolidated financial statement As of March 31,2026
c.Analysis of changes in expected credit losses by stage
(Consider expected losses from credit operations and commitments to be honored)

Stage 1	Opening balance at 01/01/2026	Transfer to Stage 2	Transfer to Stage 3 (a)	Transfer from Stage 2	Transfer from Stage 3 (a)	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans	60,688	(15,885)	(10,961)	1,453	64	—	25,518	60,877	60,688
Credit card	686,238	(357,730)	(89,441)	10,359	2	—	402,478	651,906	686,238
Personal loans	157,383	(32,377)	(44,465)	1,384	2,431	—	97,251	181,608	157,383
Business loans	23,739	(4,941)	(1,560)	75	—	—	5,314	22,627	23,739
Agribusiness loans	4,527	—	—	—	—	—	348	4,875	4,527
Total	932,575	(410,933)	(146,427)	13,271	2,497	—	530,909	921,893	932,575

Stage 2	Opening balance at 01/01/2026	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans	25,821	(1,453)	(21,192)	15,885	382	—	8,868	28,311	25,821
Credit card	287,622	(10,359)	(367,017)	357,730	377	—	113,751	382,104	287,622
Personal loans	44,190	(1,384)	(84,856)	32,377	1,913	—	50,072	42,312	44,190
Business loans	3,518	(75)	(7,693)	4,941	5	—	5,198	5,894	3,518
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	361,151	(13,271)	(480,758)	410,933	2,677	—	177,889	458,621	361,151

Stage 3	Opening balance at 01/01/2026	Transfer to Stage 1 (a)	Transfer to Stage 2	Transfer from Stage 1 (a)	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans	103,190	(64)	(382)	10,961	21,192	(6,902)	(4,821)	123,174	103,190
Credit card	1,166,243	(2)	(377)	89,441	367,017	(398,770)	55,028	1,278,580	1,166,243
Personal loans	618,413	(2,431)	(1,913)	44,465	84,856	(123,395)	65,247	685,242	618,413
Business loans	23,372	—	(5)	1,560	7,693	(7,086)	4,865	30,399	23,372
Agribusiness loans	(1)	—	—	—	—	—	1	—	(1)
Total	1,911,217	(2,497)	(2,677)	146,427	480,758	(536,153)	120,320	2,117,395	1,911,217

Consolidated					Opening balance at 01/01/2026	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2026	Ending balance at 12/31/2025
Real estate loans					189,699	(6,902)	29,565	212,362	189,699
Credit card					2,140,103	(398,771)	571,257	2,312,590	2,140,103
Personal loans					819,986	(123,395)	212,570	909,162	819,986
Business loans					50,629	(7,085)	15,377	58,920	50,629
Agribusiness loans					4,526	—	349	4,874	4,526
Total					3,204,943	(536,153)	829,118	3,497,908	3,204,943
Transfers between stages are calculated based on an end-to-end view, comparing the status of contracts on 01/01/2026 and 03/31/2026 to identify the amounts migrated between stages on the respective dates. Changes in the type of credit operations do not constitute a new "Origination" and are therefore considered in the "Transfer between stages" columns.
(a) In the transitions between stage 1 and stage 3, a significant portion of the operations passed through stage 2 during the period.

41

Notes to the interim condensed consolidated financial statement As of March 31,2026
13.Property and equipment
a.Breakdown of property and equipment

		03/31/2026			12/31/2025
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	300,274	(97,489)	202,785	301,451	(85,165)	216,286
Right of use	4% - 10%	149,330	(45,971)	103,359	145,504	(39,018)	106,486
Buildings	4%	54,893	(21,180)	33,713	53,680	(19,028)	34,652
Data processing systems	20%	34,401	(15,008)	19,393	34,400	(14,773)	19,627
Construction in progress		4,372	—	4,372	4,353	—	4,353
Total		543,270	(179,648)	363,622	539,388	(157,984)	381,404
b.Changes in property and equipment

	Furniture and equipment	Right of use	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2025	216,286	106,486	34,652	19,627	4,353	381,404
Addition/Write-offs	341	3,827	1,214	—	19	5,401
Depreciation	(12,989)	(6,954)	(2,153)	(234)	—	(22,330)
Exchange rate changes	(853)	—	—	—	—	(853)
Balance as of March 31, 2026	202,785	103,359	33,713	19,393	4,372	363,622

Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition/Write-offs	2,224	969	470	2,736	203	6,602
Depreciation	(8,110)	(6,771)	(948)	(216)	—	(16,045)
Exchange rate changes	(1,288)	—	—	—	—	(1,288)
Balance as of March 31, 2025	205,124	95,225	34,706	19,373	4,783	359,211

42

Notes to the interim condensed consolidated financial statement As of March 31,2026
14.Intangible assets
a.Breakdown of intangible assets

		03/31/2026			12/31/2025
	Annual amortization rate	Historical cost	Accumulated amortization	Carrying Amount	Historical cost	Accumulated amortization	Carrying Amount
Goodwill		785,411	—	785,411	785,577	—	785,577
Intangible assets in progress		433,488	—	433,488	499,531	—	499,531
Development costs	20%	938,911	(362,476)	576,435	806,722	(326,937)	479,785
Right of use	17%	845,370	(544,432)	300,938	763,978	(509,195)	254,783
Customer portfolio	20%	13,965	(9,963)	4,003	13,965	(9,702)	4,263
Total		3,017,145	(916,871)	2,100,275	2,869,773	(845,834)	2,023,939
b.Changes in intangible assets

	Goodwill	Intangible assets in progress	Development costs	Right of use	Customer portfolio	Total
Balance as of December 31, 2025	785,577	499,531	479,785	254,783	4,263	2,023,939
Addition	—	66,951	—	82,045	—	148,996
Write-offs	—	(400)	(405)	(653)	—	(1,458)
Transfers	—	(132,594)	132,594	—	—	—
Amortization	—	—	(35,539)	(35,237)	(260)	(71,036)
Exchange rate changes	(166)	—	—	—	—	(166)
Balance as of March 31, 2026	785,411	433,488	576,435	300,938	4,003	2,100,275

Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053
Addition	—	84,053	10,480	51,035	—	145,568
Write-offs	—	(3,327)	—	(818)	—	(4,145)
Transfers	—	(16,143)	15,042	1,101	—	—
Amortization	—	—	(23,826)	(27,574)	—	(51,400)
Exchange rate changes	(257)	—	—	—	—	(257)
Balance as of March 31, 2025	798,018	525,366	327,074	270,633	4,728	1,925,819

43

Notes to the interim condensed consolidated financial statement As of March 31,2026
15.Other assets

	03/31/2026	12/31/2025
Financial	667,123	651,808
Commissions and bonus receivable (a)	311,103	287,904
Premium or discount on transfer of financial assets	198,617	201,813
Advance on exchange contract	106,999	113,625
Amount receivable from the sale of investments	50,404	48,466
Non-Financial	3,222,977	3,175,332
Prepaid expenses (b)	548,044	510,205
Advances to third parties (c)	439,201	32,727
Recoverable taxes	390,166	911,323
Non-current assets held for sale (d)	389,598	366,398
Investment properties (e)	284,609	280,406
Sundry debtors (f)	184,514	164,096
Unbilled services provided	183,600	125,012
Pending settlements (g)	99,014	7,293
Non-financial assets held for sale	34,141	41,190
Early settlement of credit operations	15,750	9,846
Equity accounted investees (h)	10,521	10,401
Others	643,819	716,435
Total	3,890,100	3,827,140
(a) This refers primarily to bonuses receivable from commercial contracts signed with Mastercard, Liberty, Incomm, and Sompo;
(b) This essentially involves the cost of acquiring digital account customers and portability expenses to be allocated;
(c) This refers, substantially, to the advance payment, in a single installment, of ordinary contributions due to the Credit Guarantee Fund (“FGC”), made in accordance with Resolution No. 551 of the Central Bank of Brazil (“BCB”), dated March 3, 2026. The aforementioned payment corresponded to 60 (sixty) months of ordinary contributions, calculated based on the reference date of January 2026, totaling R$403,758, and was made on March 25, 2026;
(d) Previously presented in specific lines in the Balance Sheet, reclassified to "Other Assets" in the current period. Comparative values have been reclassified accordingly;
(e) IInvestment properties refer to assets of investment funds whose objective is the sale of participation units to clients. These properties were acquired on August 19, 2025, by Inter Oportunidade Imobiliária Fundo de Investimento, for a total value of R$ 261,000. The entity adopted the fair value model for measurement, as permitted by International Accounting Standard IAS 40 – Investment Property. The fair value was determined and recorded in December 2025, based on market evidence obtained through an appraisal conducted by independent and qualified professionals. The result of the appraisal is being disclosed in explanatory note 25, and the rental income in the amount of R$ 5,847 is being disclosed in explanatory note 27;
(f) It refers primarily to portability values to be processed, values to be processed from credit cards, negotiation and intermediation of values and debtors through judicial deposit;
(g) It refers primarily to settlement balances receivable from B3; and
(h) Previously presented in specific lines in the Balance Sheet, reclassified to "Other Assets" in the current period. Comparative values have been reclassified accordingly.
16.Deposits from customers

	03/31/2026	12/31/2025
Time deposits	50,791,001	51,292,542
Savings deposits	1,423,499	1,599,609
Demand deposits	1,409,744	1,376,606
Creditors by resources to release	526,661	614,327
Total	54,150,905	54,883,084
17.Deposits from banks

	03/31/2026	12/31/2025
Payables with credit card network	11,440,909	11,373,973
Securities sold under agreements to repurchase	3,909,496	3,023,399
Others	379,709	188,332
Total	15,730,114	14,585,704

44

Notes to the interim condensed consolidated financial statement As of March 31,2026
18.Securities issued

	03/31/2026	12/31/2024
Real estate credit bills	11,558,179	11,163,760
Real estate guaranteed credit bills	1,534,320	1,194,836
Financial bills	1,344,400	1,245,287
Agribusiness credit bills	561,810	523,261
Total	14,998,709	14,127,144
19.Borrowings and on-lending

	03/31/2026	12/31/2025
Obligations for loans abroad (a)	577,471	607,343
Onlending obligations - Tesouro Funcafé (b)	112,078	169,267
Others	46,634	40,885
Total	736,183	817,495
(a) Refers to loan operations abroad (with rates between 5.2% and 5.6% p.a.); and
(b) Refers to rural credit operations with Funcafé (with rates between 13,0% and 14,5 p.a.).
20.Tax liabilities

	03/31/2026	12/31/2025
Income tax and social contribution	174,872	675,438
PIS/COFINS	60,864	65,455
INSS/FGTS	20,765	32,510
Others	42,810	42,124
Total	299,311	815,527
21.Provisions and contingent liabilities

	03/31/2026	12/31/2025
Provision for expected credit losses on loan commitments (a)	161,198	204,867
Provision for legal and administrative proceedings	60,080	55,463
Provision for financial guarantees	5,741	5,125
Total	227,019	265,455
(a) For its financial assets, the Institution establishes expected losses that cover both the used and unused amounts of loan commitments. The expected loss relating to the unused amount is provisioned in liabilities.
a.Provisions for legal an administrative proceedings
The legal entities of the Group, in the normal course of their activities, are parties to legal proceedings of a fiscal (tax and social security), labor, and civil nature. The respective provisions were established taking into account current laws, applicable regulations, the opinion of legal advisors, the nature and complexity of the cases, case law, past experience, and other relevant criteria, in order to allow for the most accurate estimate possible.
i.Labor lawsuits
These are lawsuits aimed at obtaining compensation for labor-related claims. The provisioned amounts mostly relate to cases discussing potential labor rights, such as claims for overtime and salary equalization. At Inter&Co, the methodology used for provisioning these contingencies is based on calculating the average value of completed labor lawsuits, considering the total value of finalized cases divided by the amount actually disbursed in the last 36 months.

45

Notes to the interim condensed consolidated financial statement As of March 31,2026
ii.Civil lawsuits
These claims primarily seek compensation for material and moral damages related to the Group's products and services, including declaratory and compensatory actions, issues concerning compliance with limits for payroll deductions for borrowers, requests for document submission, and contract review actions. Inter&Co's provisioning methodology for these contingencies is based on calculating the average value of completed civil lawsuits, obtained by dividing the total value of settled cases by the amount actually paid in the last 24 months.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2025	13,654	41,809	55,463
Provisions, net of (reversals and write-offs)	1,476	17,980	19,456
Payments	(558)	(14,281)	(14,839)
Balance at March 31, 2026	14,572	45,508	60,080

Balance at December 31, 2024	13,924	39,868	53,792
Provisions, net of (reversals and write-offs)	1,993	9,768	11,761
Payments	(1,358)	(10,498)	(11,856)
Balance at March 31, 2025	14,559	39,138	53,697
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, an infraction notice was issued (referring to expenses considered non-deductible) demanding the collection of income tax and social security contributions related to the calendar years 2008 and 2009. As of March 31, 2026, the amount at risk from the lawsuit totals R$ 32,617 (December 31, 2025: R$ 32,147), while the total amount of the lawsuit corresponds to R$ 68,130 (December 31, 2025: R$ 67,145).
ii.COFINS
Inter is challenging COFINS assessments for the period from 1999 to 2014.
Before the publication of Law No. 12,973/14, which modified the understanding regarding the inclusion of financial revenues in the calculation basis of COFINS (Social Security Financing Contribution), there was discussion about expanding the calculation basis of said contribution, as promoted by §1 of Article 3 of Law No. 9,718/98.
In 2005, Inter obtained a final and favorable ruling from the Supreme Federal Court that ensured the financial institution's right to collect COFINS (Social Security Financing Contribution) based only on revenue from services rendered, instead of total revenue that would include financial revenue.
Between 1999 and 2006, Inter made judicial deposits and/or paid the obligation. In 2006, following a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid against current obligations, was approved without contestation by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service questioned the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS tax base.
After the publication of Law 12.973/14, Inter modified its procedures to include financial revenues in the calculation base of COFINS, so that the taxable events involved in Inter's discussions are all prior to the law.

46

Notes to the interim condensed consolidated financial statement As of March 31,2026
Currently, the application of res judicata in a separate legal action that secured Inter's right not to pay COFINS on its financial revenues is being discussed, so the Supreme Federal Court's ruling on Topic 372 does not directly affect Inter's discussions. As of March 31, 2026, the value at risk of the action totals R$ 76,905 (December 31, 2025: R$ 73,000), while the total value of the action corresponds to R$ 171,953 (December 31, 2025: R$ 163,268).
22.Other liabilities
a.Composition

	03/31/2026	12/31/2025
Payments to be processed (a)	1,714,402	1,965,076
Social and statutory provisions	150,839	229,465
Pending settlements (b)	138,618	108,383
Lease liabilities (Note 22.b)	111,332	118,550
Other liabilities	285,110	207,636
Total	2,400,301	2,629,110
(a)    The balance is composed substantially of: (i) installments of credit operations to be transferred; (ii) payment orders to be settled; (iii) suppliers payable; and (iv) fees payable; and
(b)     These refer to client transactions involving fixed-income securities, stocks, commodities, and financial assets, which will be settled within a maximum period of D+5.
b.Lease financial liability
Below we demonstrate the movements of lease liabilities as of March 31, 2026 and December 31, 2025:

Balance at December 31, 2025	118,550
Payments	(9,106)
Accrued interest	1,888
Ending balance at March 31, 2026	111,332

Balance at December 31, 2024	113,690
Payments	(8,993)
Accrued interest	1,966
Ending balance at March 31, 2025	106,663
c.    Lease payments due
The maturity of the lease liabilities as of March 31, 2026 and December 31, 2025 is as follows:

	03/31/2026	12/31/2025
Up to 1 year	3,243	4,633
From 1 year to 5 years	108,089	113,917
Total	111,332	118,550
23.Equity
a.Composition of share capital - Number of shares

Date	Class A	Class B	Total
03/31/2026	325,767,698	115,720,675	441,488,373
12/31/2025	324,284,558	117,037,105	441,321,663
As of March 31, 2026, the authorized share capital of Inter&Co, Inc. is US$50,000, divided into 20,000,000,000 shares with a par value of US$0.0000025 each, comprising (i) 10,000,000,000 Class A common shares, (ii) 5,000,000,000 Class B common shares, and (iii) 5,000,000,000 class-independent shares with rights designated by the Company's Board of Directors regardless of class. The paid-in share capital of Inter&Co, Inc. is R$ 13 as of March 31, 2026 (December 31, 2025: R$ 13).

47

Notes to the interim condensed consolidated financial statement As of March 31,2026
On January 16, 2024, Inter&Co announced the commencement of a public offering of 36,800,000 (thirty-six million eight hundred thousand) Class A common shares. The offering was priced on January 18, 2024 at US$4.40 (R$ 21.74) per share, and the final settlement of the offering occurred on February 20, 2024, resulting in gross proceeds of R$823,036 and an equity securities issuance cost of R$ 38,768. This transaction is classified as capital reserves.
In 2026, a total of 166,710 new Class A common shares were issued, intended for beneficiaries of our incentive plans. The variation in the number of Class B common shares results from the conversion of 1,316,430 Class B shares into Class A shares.
b.Reserves
As of March 31, 2026, the reserves amounted to R$ 11,115,869 (December 31, 2025: R$ 10,971,176) and are comprised of retained earnings maintained to optimize the Company's capital structure and support shareholder value creation through strategic distribution policies. The constitution and allocation of these reserves are subject to Management's deliberations and resolutions, which may include capital composition, dividend distributions, or any other determinations as defined by Management.
c.Other comprehensive income
As of March 31, 2026, Inter&Co, Inc. has accumulated other comprehensive income in shareholders' equity of R$ (920,933) (December 31, 2025: R$ (801,600)), an amount composed of the net value of financial assets measured at FVOCI, the result from cash flow hedges, foreign exchange adjustment of foreign subsidiary, and the respective tax effects.
d.Dividends and interest on equity
On March 2, 2026, Inter&Co Inc. paid dividends to its shareholders in a total amount of R$ 259,583. During 2026, a total of R$ 34,318 was distributed to non-controlling shareholders.
e.Basic and diluted earnings per share
Basic earnings per share is as follows:

	03/31/2026	03/31/2025
Profit (loss) of controllers	394,788	286,589
Average number of shares outstanding	441,353,903	439,891,876
Basic earnings per share (R$)	0.8945	0.6515
Diluted earnings per share is as follows:

	03/31/2026	03/31/2025
Profit (loss) of controllers	394,788	286,589
Average number of shares outstanding	441,353,903	439,891,876
Shares of share-based payment plans	4,248,041	2,892,337
Total weighted-average diluted shares outstanding	445,601,944	442,784,213
Diluted earnings per share (R$)	0.8860	0.6472
Basic and diluted earnings per share are presented based on the two classes of shares, A and B, and are calculated by dividing the net income attributable to the parent company by the weighted average number of shares of each class outstanding during the periods.
As of March 31, 2026, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects resulted from shares granted under share-based payment plans, with a weighted average quantity of 4,248,041 (as of March 31, 2025: 2,892,337).

48

Notes to the interim condensed consolidated financial statement As of March 31,2026
f.Non-controlling interest
As of March 31, 2026, the balance of non-controlling shareholders' equity is R$ 218,781 (as of December 31, 2025: R$ 223,373).
g.Reflex reserve
As of March 31, 2026, the reflected reserve is R$15 (March 31, 2025: R$9,402). The reflected reserve is primarily composed of share-based payments settled with Banco Inter's equity instruments.
h.    Treasury shares
As of March 31, 2026, there were no treasury shares.
24.Net interest income

	03/31/2026	03/31/2025
Interest income
Personal loans	698,514	473,524
Credit card	691,664	403,675
Real estate loans	581,995	443,469
Prepayment of receivables	192,085	240,697
Business loans	155,714	127,223
Amounts due from financial institutions	50,945	31,738
Others	198,533	86,544
Total	2,569,450	1,806,870

Interest expenses
Term deposits	(1,105,516)	(697,806)
Funding in the open market	(593,502)	(388,645)
Others	(52,462)	(92,569)
Total	(1,751,480)	(1,179,020)
The interest income shown above is calculated using the effective interest method.
25.Income from securities, derivatives and foreign exchange

	03/31/2026	03/31/2025
Income from securities	954,052	737,446
Fair value through other comprehensive income	741,288	611,742
Fair value through profit or loss	184,269	122,243
Amortized cost	28,495	3,461
Income from Derivatives	113,237	(19,187)
Forward contracts	(32,375)	(27,091)
Futures contracts and swaps (a)	145,612	7,904
Revenue foreign exchange	(3,509)	16,485
Total	1,063,780	734,744
(a) Mark-to-market adjustments of the hedged item offset the hedge accounting derivatives results.

49

Notes to the interim condensed consolidated financial statement As of March 31,2026
26.Net revenues from services and commissions

	03/31/2026	03/31/2025
Interchange	342,201	308,341
Commission and brokerage fees	207,909	193,621
Fund management and investment fees	34,348	33,601
Banking and credit operations	16,097	11,897
Cashback expenses (a)	(54,461)	(68,120)
Inter Loop (b)	(53,485)	(35,976)
Other	3,424	16,560
Total	496,033	459,924
(a)    These refer to amounts paid to customers as an incentive to purchase or use products; and
(b)     This is a loyalty and rewards program offered by Banco Inter. Through this program, Banco Inter customers accumulate points on their transactions and financial operations and can exchange them for benefits, discounts, products, or services.
27.Other revenues

	03/31/2026	03/31/2025
Card network revenue	49,831	35,257
Performance fees (a)	11,325	9,130
Revenue from sale of goods	6,470	6,445
Capital Gains/(Losses)	(1,639)	(1,952)
Others	42,956	7,213
Total	108,943	56,093
(a)     It consists substantially of the result of the commercial agreement between Inter and B3, Liberty, Incomm and Sompo, which offer performance bonuses as agreed targets are achieved.
28.Impairment losses on financial assets

	03/31/2026	03/31/2025
Impairment expense for loans and advances to customers	(829,118)	(538,221)
Recovery of written-off credits assets	49,340	27,435
Others	(1,490)	(2,895)
Total	(781,268)	(513,681)
29.Administrative expenses

	03/31/2026	03/31/2025
Data processing and information technology	(301,924)	(253,291)
Specialized services, third parties and the financial system	(127,766)	(135,934)
Advertising and marketing	(61,661)	(59,193)
Provisions for contingencies	(19,456)	(11,761)
Rent, condominium fee and property maintenance	(15,605)	(12,095)
Insurance expenses	(2,391)	(1,899)
Others	(89,095)	(54,026)
Total	(617,898)	(528,200)
30.Personnel expenses

	03/31/2026	03/31/2025
Salaries	(143,370)	(120,620)
Benefits	(91,035)	(72,635)
Social security charges	(48,453)	(39,236)
Others	(1,919)	(2,382)
Total	(284,777)	(234,873)

50

Notes to the interim condensed consolidated financial statement As of March 31,2026
31.Tax expenses

	03/31/2026	03/31/2025
PIS/COFINS	(139,003)	(91,370)
Taxes on JCP (Interest on Equity)	(21,212)	(18,406)
ISSQN	(18,159)	(16,621)
Others	(8,185)	(9,659)
Total	(186,559)	(136,056)
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	03/31/2026	03/31/2025
Current income tax and social contribution expenses
Current year	(205,530)	(259,773)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	96,599	203,364
Adjusting the market value of financial assets to their fair value	959	(14,893)
Other temporary differences	27,738	19,970
Provision for contingencies	979	(158)
Tax losses carried forward	10,176	(3,283)
Others	9,508	4,014
Total deferred income tax and social contribution	145,959	209,014
Total	(59,571)	(50,759)
b.Reconciliation of effective rate current income tax expenditure

	03/31/2026	03/31/2025
Profit before income tax	477,118	357,545
Income tax and social contribution - (45%) (a)	(214,703)	(160,895)

Tax effect of:
Dividend paid as interest on equity	65,608	15,375
Non-taxable income (non-deductible expenses) net	41,259	47,455
Investments in affiliated and jointly controlled companies	18,163	26,944
Others	30,102	20,362
Total income tax	(59,571)	(50,759)

Effective tax rate	(12)%	(14)%

Total deferred income tax and social contribution	145,959	209,014
Total income tax and social contribution expenditure	(205,530)	(259,773)
(a)    Banco Inter's results represent the largest impact on the total amount of taxes, therefore we present the 45% rate, which is the nominal rate currently in effect for banks under Brazilian legislation.

51

Notes to the interim condensed consolidated financial statement As of March 31,2026
c.Changes in the balances of deferred taxes

	12/31/2025	Constitution	Realization	03/31/2026
Deferred tax assets
Provision for impairment losses on loans and advances	1,038,776	104,692	(8,093)	1,135,375
Adjustment of financial assets to fair value	363,783	344,529	(327,669)	380,643
Tax losses carried forward	332,924	13,832	(3,656)	343,100
Hedge accounting	86,140	43,205	(42,416)	86,929
Provision for contingencies	25,645	10,292	(9,313)	26,624
Other temporary differences	62,283	157,767	(127,360)	92,690
Subtotal	1,909,551	674,317	(518,507)	2,065,361
Hedge accounting	(106,564)	(29,146)	—	(135,710)
Capital gains from assets in business combinations	(13,683)	—	979	(12,704)
Deferred tax asset (a)	1,789,304	645,171	(517,528)	1,916,947

Deferred tax liabilities
Sundry deferred liabilities	(40,923)	(2,666)	—	(43,589)
Deferred tax liability	(40,923)	(2,666)	—	(43,589)
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and supported by technical studies and earnings projections.

	12/31/2024	Constitution	Realization	03/31/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	225,256	(21,892)	1,019,043
Adjustment of financial assets to fair value	442,773	257,874	(279,020)	421,627
Tax losses carried forward	336,535	5,569	(8,852)	333,252
Hedge accounting	39,187	3,223	—	42,410
Provision for contingencies	24,831	23,350	(23,508)	24,673
Other temporary differences	46,049	7,856	(46,049)	7,856
Subtotal	1,705,054	523,128	(379,321)	1,848,861
Hedge accounting	(17,356)	(38,543)	—	(55,899)
Capital gains from assets in business combinations	(11,357)	(244)	979	(10,622)
Deferred tax asset (a)	1,676,341	484,341	(378,342)	1,782,340

Deferred tax liabilities
Sundry deferred liabilities	(32,790)	(8,260)	148	(40,902)
Deferred tax liability	(32,790)	(8,260)	148	(40,902)
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and supported by technical studies and earnings projections.

52

Notes to the interim condensed consolidated financial statement As of March 31,2026
33.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which stock options were granted to Inter's management and executives for the acquisition of Banco Inter S.A. shares.
On January 4, 2023, an Extraordinary General Meeting of Inter&Co, Inc. was held, at which the migration of share-based payment plans was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations arising from the active plans and respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally adjusted. Thus, for every 6 stock options of ordinary or preferred shares of Banco Inter S.A., the beneficiary will have 1 stock option of Inter&Co Class A Share. Additionally, the re-pricing of the exercise price of options granted in 2022, which had not yet been exercised, was approved. Upon re-pricing, a new calculation of the fair value of the granted and unexercised options was performed, resulting in an additional amount of R$ 15,990 of incremental expense, to be recognized over the remaining vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended March 31, 2026 and supplementary information are shown below:

Grant Date	12/31/2025		Granted		Expired/Cancelled	Exercised	03/31/2026
2020	2,222,663		—		—	37,950	2,184,713
2022	2,321,550		—		1,000	101,775	2,218,775
Total	4,544,213		—		1,000	139,725	4,403,488
Weighted average price of the shares	R$	18.43	R$	—	R$ 15,50	R$ 17,13	R$ 18,48

Grant Date	12/31/2024	Granted		Expired/Cancelled		Exercised		12/31/2025
2018	71,999	—		—		71,999		—
2020	2,443,088	—		25,350		195,075		2,222,663
2022	2,644,725	—		120,075		203,100		2,321,550
Total	5,159,812	—		145,425		470,174		4,544,213
Weighted average price of the shares	R$ 18,15	R$	—	R$	16.55	R$	15.89	R$	18.43

53

Notes to the interim condensed consolidated financial statement As of March 31,2026
The fair value of the 2020 plan were estimated based on the Black & Scholes option pricing model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

2020
Strike price	21.50
Risk-free rate	9.98%
Duration of the strike (years)	7
Expected annualized volatility	64.28%
Fair value of the option at the grant/share date:	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
For the period ended March 31, 2026, R$ 2,313 in employee benefit expenses were recognized (March 31, 2025: R$ 3,429).
a.2) Share-based payment related to Inter & Co Payments Inc., acquisition
In the context of Inter's acquisition of Inter & Co Payments, Inc., it was established that part of the payments to the acquired Company's senior executives would be effected through the conversion of Inter & Co Payments, Inc.'s share-based payment plan, with an amendment providing that the stock options could be exercised for Inter&Co Class A shares and/or Inter&Co restricted Class A shares, as applicable, in lieu of Inter & Co Payments, Inc. shares. Given the terms and conditions of the agreement executed between the parties, the expenses related to the granted options were treated as share-based payment expense recognized over the vesting period of the options and contingent upon the continued employment of such key management personnel.
All put options that had been granted were exercised, with the last tranche exercised on January 7, 2025.
All call options granted under the Inter & Co Payments, Inc. share-based payment plan, migrated to Inter & Co, were exercised and the shares were fully transferred to the beneficiary key executives by October 31, 2025, the total number of these shares is 489,386.
Due to the completion of the aforementioned transactions, the share-based payment plan of Inter&Co Payments, Inc., has been terminated and discontinued.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and provide to these individuals with incentives to align their interests with those of the Company's shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to Company employees.

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Notes to the interim condensed consolidated financial statement As of March 31,2026
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of March 31, 2026, 190,000 granted RSUs had expired and 1,524,000 RSUs had been exercised.
In 2024, the Company granted 2,115,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with 25% block vesting schedules to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided in each grant agreement. As of March 31, 2026, 193,000 granted RSUs had expired and 1,003,250 RSUs had been exercised.
In 2025, the Company granted 2,412,522 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules in 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are stipulated in each grant agreement. As of March 31, 2026, 166,987 granted RSUs had expired and 566,571 RSUs had been exercised.
In the first quarter of 2026, the Company granted 1,437,096 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules in 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are stipulated in each grant agreement. As of March 31, 2026, 8,736 granted RSUs had expired.
See table below:

03/31/2026
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	1.0	4.0	2,140,500	441,500
11/01/2023	25%	R$22.99	2.0	4.0	15,000	—
02/01/2024	25%	R$25.22	2.0	4.0	10,000	—
04/01/2024	25%	R$29.11	2.0	4.0	120,000	20,000
04/26/2024	25%	R$26.27	2.0	4.0	1,795,000	803,750
06/04/2024	25%	R$30.35	2.0	4.0	60,000	45,000
07/01/2024	25%	R$33.07	1.0	3.0	50,000	25,000
07/17/2024	25%	R$36.47	2.0	4.0	30,000	—
09/04/2024	25%	R$40.39	1.0	3.0	50,000	25,000
01/29/2025	25%	R$28.18	3.0	4.0	1,850,000	1,305,000
01/31/2025	25%	R$29.02	3.0	4.0	190,522	106,214
02/24/2025	25%	R$28.03	3.0	4.0	10,000	7,500
05/09/2025	25%	R$38.41	3.0	4.0	30,000	30,000
06/02/2025	25%	R$38.56	3.0	4.0	302,000	207,750
10/06/2025	25%	R$47.14	2.0	3.0	30,000	22,500
02/05/2026	25%	R$44.67	4.0	4.0	1,437,096	1,428,360
Total					8,120,118	4,467,574

55

Notes to the interim condensed consolidated financial statement As of March 31,2026

12/31/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	1.0	4.0	2,140,500	441,500
11/01/2023	25%	R$22.99	2.0	4.0	15,000	—
02/01/2024	25%	R$25.22	2.0	4.0	10,000	—
04/01/2024	25%	R$29.11	2.0	4.0	120,000	60,000
04/26/2024	25%	R$26.27	2.0	4.0	1,795,000	812,750
06/04/2024	25%	R$30.35	2.0	4.0	60,000	45,000
07/01/2024	25%	R$33.07	1.0	3.0	50,000	25,000
07/17/2024	25%	R$36.47	3.0	4.0	30,000	—
09/04/2024	25%	R$40.39	2.0	3.0	50,000	25,000
01/29/2025	25%	R$28.18	3.0	4.0	1,850,000	1,320,000
01/31/2025	25%	R$29.02	3.0	4.0	190,522	135,535
02/24/2025	25%	R$28.03	3.0	4.0	10,000	7,500
05/09/2025	25%	R$38.41	3.0	4.0	30,000	30,000
06/02/2025	25%	R$38.56	3.0	4.0	302,000	212,250
10/06/2025	25%	R$47.14	3.0	3.0	30,000	22,500
Total					6,683,022	3,137,035
In the year ended March 31, 2026, the amount of R$ 14,320 (March 31, 2025: R$ 9,550) was recognized as employee benefit expenses in statement of income the Company.

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Notes to the interim condensed consolidated financial statement As of March 31,2026
34. Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related Parties policy approved by the Inter&Co Board of Directors. This policy defines and safeguards transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process and do not affect the consolidated financial statements. Below, we detail the transactions with related parties:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Assets	1,640	2,936	17,342	17,121	954,082	811,314	973,064	831,371
Loans and advances to customers	1,640	2,936	17,342	17,121	954,082	811,314	973,064	831,371

Liabilities	(46,929)	(62,590)	(25,967)	(24,591)	(167,091)	(278,659)	(239,987)	(261,440)
Deposits from customers - Demand deposits	(684)	(1,533)	(2,349)	(2,178)	(8,012)	(4,780)	(11,045)	(8,491)
Deposits from customers - Term deposits	(1,621)	(4,456)	(9,764)	(8,309)	(37,292)	(73,812)	(48,677)	(86,577)
Securities issued	(44,624)	(56,601)	(13,854)	(14,104)	(102,410)	(95,667)	(160,888)	(166,372)
Other liabilities	—	—	—	—	(19,377)	(104,400)	(19,377)	—

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	03/31/2026	03/31/2025	03/31/2026	03/31/2025	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Profit/ (loss)	(1,669)	(1,581)	(115)	(5,586)	2,075	(11,479)	291	(18,646)
Interest income	26	—	616	74	7,201	1,693	7,843	1,767
Interest expenses	(1,695)	(1,559)	(761)	(540)	(4,318)	(2,643)	(6,774)	(4,742)
Net revenues from services and commissions	—	—	44	—	1,017	—	1,061	—
Other revenues	—	—	—	—	744	—	744	—
Other administrative expenses	—	(22)	(14)	(5,120)	(2,569)	(10,529)	(2,583)	(15,671)
(a)    Inter&Co is directly controlled by Costellis International Limited and Hottaire, in its majority share;
(b)     Board Members and Directors of Inter&Co; and
(c)     Any immediate family members of key management personnel or companies controlled by them, including: companies controlled by immediate family members of the Inter&Co controller; companies over which the controller or their immediate family members have significant influence; other investors who have influence over Inter&Co and their close relatives.
Compensation of key management personnel
The overall compensation of Inter&Co, Inc.'s management is set annually by the Ordinary General Meeting, as established in the Company's Bylaws, and includes members of the Board of Directors, Management Board, and Fiscal Council. For the current fiscal year, the total amount approved was R$ 149,159 (in 2025: R$ 109,350). On March 31, 2026, an expense for earnings was recognized in the amount of R$ 20,967 (R$ 6,784 on March 31, 2025).

57

Notes to the interim condensed consolidated financial statement As of March 31,2026
    35. Subsequent events
Issuance of financial bills by Banco Inter S.A.
On April 8, 2026, Banco Inter issued Tier I Perpetual Financial Letters (“LFSC”) in the amount of R$ 300,000 (three hundred million reais). The Financial Letters have a repurchase option starting in 2031, as stipulated in the transaction documents. In accordance with BCB Resolutions No. 122 and No. 5,007, these Financial Letters will contribute to the Complementary Capital of Banco Inter's Reference Equity, with an estimated impact of approximately 0.7 p.p. on its Basel Index.
Acquisition of interest
On April 13, 2026, Banco Inter (an indirectly controlled company) entered into a contract to acquire an additional stake equivalent to 20% of the total share capital of Acerto Cobrança e Informações Cadastrais S.A., for the amount of R$18,069. The completion of the transaction is subject to approval by the Central Bank of Brazil. As a result of the acquisition, Banco Inter will hold 100% of Acerto Cobrança e Informações Cadastrais S.A.

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